EXHIBIT 99.3


                           FLAG FINANCIAL CORPORATION
                ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL YEAR
                   ENDED DECEMBER 31, 1998 (without exhibits)

                                  EXHIBIT 99.3


                           FLAG FINANCIAL CORPORATION
                ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL YEAR
                   ENDED DECEMBER 31, 1998 (without exhibits)

                        A Partnership of Community Banks
                               1998 Annual Report


Table of Contents

Corporate Profile .........................................................    1
Letter to Shareholders ....................................................    2
Financial Highlights ......................................................    5
A Community of Partner Banks ..............................................    6
Partnership: Progress and Preservation ....................................    7
Comprehensive Support, Impressive Benefits ................................    8
Into the Twenty-First Century .............................................   11
Board of Directors ........................................................   12
FLAG Partner Banks ........................................................   14
Management's Discussion
and Analysis of Financial Condition and Results of Operations .............   16
Table of Contents to Consolidated Financial Statements ....................   25
Corporate Information ......................................   Inside Back Cover

Corporate Profile
-----------------

FLAG Financial Corporation, headquartered in LaGrange, Georgia, is a multi-bank holding company whose wholly-owned subsidiaries are First Flag Bank, in LaGrange, Georgia, and Citizens Bank, in Vienna, Georgia. Citizens Bank also includes the operations of Bank of Milan, Empire Banking Company and The Brown Bank, all three of which operate as divisions of Citizens Bank. Through these subsidiaries, the Company provides a broad range of financial products and services to markets located throughout West Central, Middle and Southeast Georgia.

The Company currently serves these markets through 23 banking offices in 10 communities, and offers retail and commercial banking, mortgage banking, appraisal, insurance, investment and trust services. As of December 31, 1998, FLAG had assets of approximately $551 million and its common stock is traded on The Nasdaq Stock Market under the symbol "FLAG"

Mission Statement
-----------------

Our mission is to be a diversified provider of financial services, creating partnerships that maximize value for our customers, our shareholders, our employees and our communitites.

[CHART]
Stock Trade Activity
(number of trades)

1994           344

1995           536

1996           449

1997           829

1998           1,349
[END CHART]


[CHART]
Stock Prices at Year End

94  $5.75

95  $9.17

96  $7.17

97  $14.33

98  $11.50
[END CHART]


[CHART]
Book Value at Year End

94  $5.49

95  $6.24

96  $6.24

97  $6.91

98  $7.30

Stock prices and Book value reflect adjustment for 3-for-2 stock split paid June 3, 1998.
[END CHART]

                        A Partnership of Community Banks
                        --------------------------------
                                        1

A Partnership of Community Banks
2

To Our Shareholders

Dear  Shareholders:

It is a pleasure to report to you the operating success of your company, FLAG Financial Corporation, for the year 1998. The community bank vision initiated in late 1997 became a reality with the merger of Middle Georgia Bankshares, Inc. and FLAG Financial Corporation on March 31, 1998. From this merger of equals, a foundation was created to build a new and strategically different FLAG Financial Corporation. This initial combination positioned the organization for enhanced long-term growth and expansion of our franchise. During the year we made significant progress in both of those areas. Initially, we more than doubled our asset base, as well as our number of branches. We also increased our market presence, which was formerly limited to West Central Georgia, to include Middle and Southeast Georgia. The expansion of our franchise adds to the diversity of our markets, provides us with opportunities to leverage investments in technology and people and allows us to demonstrate that our philosophy of community bank partnerships can be successfully implemented in many distinct markets. Nineteen ninety-eight was also a year in which we built upon the foundation established in 1997. We completed a major conversion of our data processing system, invested heavily in other technologies and strengthened and expanded our management team. In sum, we finished the year well positioned to maintain the momentum that we built in the last twelve months.

[PHOTO]
J. Daniel Speight, Jr. and Johns S. Holle
[END PHOTO]

A YEAR OF EXTERNAL EXPANSION...

If there is one thing that 1998 will be remembered for, it will likely be that this was the year in which we proved that the term "community bank partnership" was more than a concept. During the year, we successfully completed four community bank partnership mergers. Early in the year, as mentioned previously, we completed the merger with Middle Georgia Bankshares, Inc., giving FLAG Financial Corpor-ation a new presence in Central and South Central Georgia. In addition to broadening FLAG Financial Corporation's market presence, this merger strengthened our management capabilities, as well as provided depth to our management team. Later in the year, we completed mergers with Three Rivers Bancshares, Inc., based in Milan, Georgia; The Brown Bank, based in Metter, Georgia; and Empire Bank Corp., based in Homerville, Georgia.

As a result of these mergers, all of which closed by year-end 1998, we increased our asset base to more than $550 million, versus total assets at year-end 1997 (before the mergers) of $248 million. (The pooling of interests accounting

                        A Partnership of Community Banks
                        --------------------------------
                                       2
treatment that was used for each of these mergers requires that the financial results of those operations be included in the years prior to the merger. For that reason, our current financial statements will reflect total assets of $512 million at year-end 1997.) We also announced in late 1998 our intention to acquire the Blackshear branch of First Georgia Bank and, in early 1999, announced our intention to merge with First Hogansville Bankshares, Inc., based in Hogansville, Georgia and Thomaston Federal Savings Bank, based in Thomaston, Georgia. We are excited about the addition of these two fine organizations as external expansion will continue to be an important component of our growth plan. As always, we welcome new community bank partners and pledge our support and commitment to the principles of community banking that have made them so successful.

 ...COMPLEMENTED  BY INTERNAL  GROWTH

During 1998, we also opened a Crisp county office in Cordele, Georgia and, after year end, announced that we will be establishing an office in Statesboro, Georgia, as First Flag Bank - Statesboro. This office will be a branch of Citizens Bank and will be the first branch opened under the First Flag Bank de novo strategy. By identifying merger partners that are located in strategic markets and complementing those efforts by selective de novo branches, we can enhance the value and growth potential of our entire franchise.

OUR INVESTMENT IN IN TECHNOLOGY AND PEOPLE

Many of the benefits that will accrue from these expansion-related activities will ultimately result from linking our partners to our technological and other resources. Realizing the importance of technology in our future success, we devoted significant resources to upgrading our capabilities in 1998. One of the major enhancements was the conversion of our data processing system in preparation for Year 2000 ("Y2K"). This state-of-the art banking system, through its relational database capabilities, allows our employees to have immediate access to customer account information, thereby improving responsiveness, overall service levels and cross-selling opportunities. Additionally, this system has fully integrated teller, telephone, ATM and internet banking modules and is Y2K compliant.

[QUOTE]
We welcome new community bank partners and pledge our support and commitment to the principles of community banking that have made them so successful.

We also invested in our staff through personnel additions and training programs. We added several key individuals with expertise in insurance, investment, and trust services, which should enhance noninterest income. We also added a sales manager who is responsible for the implementation of a sales culture throughout our organization. All employees were exposed to improved sales training techniques during the year, and we supplemented those efforts by implementing incentive programs that reward successful sales efforts.

                        A Partnership of Community Banks
                        --------------------------------

FINANCIAL RESULTS

Our geographic expansion and enhancements to our technological capabilities have required large investments, not only in terms of time and effort, but also in terms of financial resources. In fact, we estimate that pre-tax expenses of approximately $1 million were incurred in 1998 that related to the transactions that were closed during the year and to technological improvements, including our conversion to the new data processing system. Additionally, we increased our loan loss reserves by approximately $2 million to more conservatively position the Company. Clearly, 1998's earnings were affected by these investments. Net income in 1998 was $2.0 million, or $0.30 per share, versus $4.3 million, or $0.66 per share in 1997.

While our expansion and investments affected our short-term earnings, our resulting larger size and enhanced technological capabilities provide us with much greater opportunities to leverage our fixed costs (therefore enhancing long-term efficiency) and provide superior products and services to our customers. It is these factors, in our opinion, that will ultimately increase our shareholder and franchise value. Reflecting the confidence that the Board of Directors has in the steps we are taking and their commitment to shareholder value, we increased FLAG Financial Corporation's cash dividend during the year and declared a 3-for-2 stock split. Looking ahead, we will continue to manage the Company with the primary objective of maximizing long-term earnings. We believe this approach is most compatible with shareholder objectives to maximize long-term value.

[CHART]
Assets*
(in thousands)


94     $381,250

95     $407,361

96     $435,976

97     $512,087

98     $550,782

*Years prior to 1998 restated to reflect acquired companies.
[END CHART]


[CHART]
Stockholders'
Equity
(in thousands)

94     $34,989

95     $39,563

96     $41,198

97     $45,075

98     $47,865
[END CHART]


LOOKING AHEAD AND  MAINTAIUNING  OUR MOMENTUM
The investments we have made over the past year have positioned us for growth and will support an organization considerably larger than our current size. We have the senior management team in place to support such an organization, and our community bank partnership philosophy provides an excellent vehicle through which to achieve this growth.

We remain committed to maintaining the momentum that was established in 1998 and pledge to you, our shareholders, that we will strive to build the long-term value of your investment. Thank you for your confidence and continued support.



/s/John S. Holle                  /s/J. Daniel Speight, Jr.

John S. Holle                     J. Daniel Speight, Jr.
Chairman of the Board             President and CEO
FLAG Financial Corporation        FLAG Financial Corporation


TIMELINE OF 1998 PARTNER BANK MERGERS

October 1997
FLAG announced plans to combine with Middle Georgia Bankshares, Inc., parent company of Citizens Bank
FLAG is a Unitary Thrift Holding Company

January 1998
FLAG announced plans to combine with Three Rivers Bancshares, Inc., parent company of Bank of Milan

[Citizens Bank Logo]

March 1998
Completed merger with Middle Georgia Bankshares, Inc., parent company of Citizens Bank

[Bank of Milan Logo]

May 1998
Completed merger with Three Rivers Bancshares, Inc., parent company of Bank of Milan
FLAG announced plans to combine with The Brown Bank

June 1998
FLAG announced plans to combine with Empire Bank Corp., parent company of Empire Banking Company
FLAG 3-for-2 Stock Split payable June 3, 1998

September 1998
FLAG announced Letter of Intent to aquire Blackshear, Georgia branch office of First Georgia Bank

[Empire Banking Company Logo]
[The Brown Bank Logo]

December 1998
Completed  merger  with  Empire Bank  Corp.,  parent  company of Empire  Banking
Company
Completed merger with  The Brown Bank

[First Flag Bank LaGrange Logo]

January 1999
FLAG subsidiary,  First Federal Savings Bank of LaGrange,  changed name to First
Flag  Bank  LaGrange  and  instituted  a  charter   conversion  from  a  savings
institution to a State of Georgia commercial bank

Bank of Milan, Empire Banking Company and The Brown Bank merged into Citizens Bank operating under a State of Georgia commercial bank charter
February 1999

February 1999

FLAG announced plans to add to franchise with First Flag Bank - Statesboro as a loan production office (first de novo office establishment)
March 1999

FLAG announced plans to combine with First Hogansville Bankshares, Inc., parent company of The Citizens Bank of Hogansville

March 1999
FLAG announced plans to combine with Thomaston Federal Savings Bank

                        A Partnership of Community Banks
                        --------------------------------
                                       4

Financial Highlights

(in thousands except per share data)

                                       YEAR ENDED DECEMBER 31,
                                       -----------------------
                              1998     1997     1996    1995    1994
                              ----     ----     ----    ----    ----
FOR THE YEAR
Net interest income .....   $22,823   20,106   18,235  16,877    14,400
Provision for loan losses     3,382    1,596    4,475   1,490       634
Noninterest income ......     7,439    6,144    5,216   4,148     3,320
Noninterest expense .....    24,617   18,523   16,825  13,867    11,489
Income taxes ............       303    1,820      451   1,662     1,734
Net earnings ............     1,960    4,311    1,700   4,007     3,863

                                      YEAR ENDED DECEMBER 31,
                                      -----------------------
                              1998     1997     1996    1995     1994
                              ----     ----     ----    ----     ----
PER COMMON SHARE
Basic earnings ..........       .30      .66      .26      .62      .60
Diluted earnings ........       .30      .66      .26      .62      .60
Cash dividends declared .       .20      .13      .13      .13      .12
Book value ..............      7.30     6.91     6.24     6.24    5.49

                                      YEAR ENDED DECEMBER 31,
                                      -----------------------
                              1998     1997     1996    1995      1994
                              ----     ----     ----    ----      ----
AT YEAR END
Loans ...................   377,359  348,774  298,124  265,563  244,949
Earning assets ..........   491,235  461,095  394,116  365,423  350,555
Assets ..................   550,782  512,087  435,976  407,361  381,250
Deposits ................   446,798  412,454  367,036  329,799  296,583
Stockholders' equity ....    47,865   45,075   41,198   39,563   34,989
Common shares outstanding     6,560    6,524    6,516    6,341    6,374

                                       YEAR ENDED DECEMBER 31,
                                       -----------------------
                              1998     1997     1996    1995     1994
                              ----     ----     ----    ----     ----
AVERAGE BALANCES
Loans ...................   383,639  320,737  280,488  261,031  239,456
Earning assets ..........   497,960  418,417  375,995  362,705  342,642
Assets ..................   540,771  464,653  412,784  392,987  363,594
Deposits ................   431,653  384,374  343,052  314,596  291,459
Stockholders' equity ....    46,730   43,245   40,051   37,993   54,212
Weighted average shares
 outstanding.............     6,555    6,519    6,481    6,448    6,406

                                       YEAR ENDED DECEMBER 31,
                                       -----------------------
                              1998     1997     1996     1995     1994
                              ----     ----     ----     ----     ----
KEY PERFORMING RATIOS
Return on average assets.       .36%    .93%      .41%    1.02%    1.06%
Return on average
 stockholder' equity....      4.19%   9.97%     4.24%   10.55%    7.13%
Net interest margin .....      4.64%   4.81%     4.85%    4.65%    4.20%
Dividend payout ratio ...     66.55%  19.47%    48.02%   20.39%   19.20%
Average equity to
 average assets..........      8.64%   9.31%     9.70%    9.67%   14.91%

                        A Partnership of Community Banks
                        --------------------------------
                                       5

A Community  of Partner Banks

Every community is different. Like people, each has its own special sense of history, character and destiny. One town could be home to a textile plant. Another is surrounded by farmland. Still another is a retail center.

[PHOTO of Porch Scene]

Yet despite these differences, every town has something in common. Namely, the commitment of its founders to build a home that would endure. Family farms and thriving businesses were built on such commitment. And around them arose schools, churches and eventually, an entire community to nurture and protect its own.

At FLAG Financial Corporation, we respect the individuality of every community we serve. Furthermore, we value its people and the energy and determination they bring to making it all work, just as generations have done before them.

The commitment of FLAG Financial Corporation is to offer communities something new, while preserving the things we value most and how our partnerships with community banks provide the support necessary to give local management more time to do what they do best: serve their individual communities with undivided attention.

In a way, FLAG Financial is its own community: a community of partner banks. And just like communities everywhere, we look forward to a bright future of service and growth built on a foundation of enduring relationships. With customers. With shareholders. With employees. And with the communities we call home.

The LaGrange Community

First Flag Bank LaGrange, founded in 1927, now has five branches serving West Georgia and East Alabama markets. Located in Troup County, First Flag Bank has strong ties to the communities it serves. As an active participant in the community, bank employees commit their time and talent in numerous areas of volunteerism, from Chamber of Commerce projects to support of the United Way, constantly giving of themselves to improve the community at large. In 1996, the bank was selected by the Community Bankers Association of Georgia as the Georgia Community Bank of the Year. This award emphasizes the commitment of community banks to excellence through superior quality service.

[QUOTE]
"First Flag Bank's long-term commitment to quality customer and community service has been enhanced and strengthened with the support of the newly structured FLAG organization.'
[END QUOTE]

[PHOTO of John S. Holle]

[CAPTION]
John S. Holle
President/CEO
First Flag Bank LaGrange
[END CAPTION]
                        A Partnership of Community Banks
                        --------------------------------
                                       6

Partnership: Progress &  Preservation

From 1994 through 1997, FLAG Financial Corporation was headquartered and operated exclusively in LaGrange, Georgia. In the past year, Flag Financial has experienced extraordinary growth. Successfully completing four mergers within a year is an impressive accomplishment. All the same, some may wonder why these thriving community banks chose to unite with FLAG.

At FLAG Financial, we take a dramatically different approach to growth. Our philosophy is to create a partnership with a community bank that is more a merger of equals than an "acquisition." Our strategy is not to fix a bank that is broken, but to join forces with successful banks and build on our combined strengths.

First and foremost, that means leaving current management and staff in place. After all, they know the territory and they know the people. It is their personal dedication and hard work that make a bank more than a building and a community more than a place to live.

[QUOTE]
Our philosophy is to create a partnership with a community bank that is more a merger of equals than an "acquisition."
[END QUOTE]

In  addition,   the  President  and  Board  of  our  partner  banks  retain  the independence they need to provide the services their neighbors want, keeping the focus of the community bank where it belongs - on the community.

FLAG Financial functions as a support and service company to its partner banks. As such, we provide them with the resources and tools necessary to bring new products and services to the community. The result? Banks that look the same but have undergone a behind the scenes evolution to provide improved product delivery.

All of which means a partner bank is more efficient, competitive and flexible, and better prepared to meet the demands of the twenty-first century.

[PHOTO of Michael Guido]

[CAPTION]
Evangelist, Michael Guido, brings worldwide recognition to the Metter community through international television and radio spots known as 'Seeds from the Sower."
[END CAPTION

[PHOTO of Lafayette Statue]

[CAPTION
The Lafayette Statue - Lafayette a member of General George Washington's staff - was unveiled in 1975 in honor of his country estate, the chateau de LaGrange and is in the center of the LaGrange town square.
[END CAPTION]


                        A Partnership of Community Banks
                        --------------------------------
                                       7

Comprehensive Support, Impressive  Benefits


[PHOTO of Ocmulgee State Park in McRae]

[CAPTION]
The Milan and McRae communities enjoy golf, camping and picnicing at the beautiful Ocmulgee State Park in McRae.
[END CAPTION]

As regional banks continue to expand, offering increasingly sophisticated services to more and more markets, mid-sized community banks face a dilemma: How do they reach the next level and match the strength and capability of their competition?

Clearly, FLAG Financial offers an attractive solution. That is because partner banks retain their autonomy, and they also receive substantial support from FLAG which allows them to effectively compete.

What is born of this "merger of equals" is something we like to call a SuperCommunity Bank. The SuperCommunity Bank is, above all, efficient and profitable. It emphasizes its community presence and a sales mentality while centralizing operations and leveraging economies of scale. In short, the SuperCommunity Bank enhances stockholder value by reducing costs and increasing productivity.

FLAG Financial supports partner banks from the bottom up with a comprehensive array of services. For example, back office functions are consolidated, including financial management, accounting, purchasing, payroll, training, data processing, treasury, compliance, asset/liability management and strategic planning. All of which results in impressive cost savings and purchasing power.

Milan and McRae Communities

The Bank of Milan was founded in 1906 in Milan, Georgia, and has remained in the same location, though renovated, for over 90 years. A second branch was added in McRae in 1995. Both branches are located in Telfair County where timber, peanuts, watermelon and cotton are primary sources of revenue. The Bank of Milan has played a vital part in the county's continued success by its leadership in education, the Chamber of Commerce and many other local organizations. Known as a bank that is a "member of the community," the Bank of Milan will be serving their customers for another 90 years.

[QUOTE]
"FLAG has consolidated time-consuming paperwork which saves us a tremendous amount of time, enabling our limited personnel to be more proactive in public relations and serving our customers"
[END QUOTE]

[PHOTO of J. Preston Martin]

[CAPTION
J. Preston Martin
President/CEO
Bank of Milan
[END CAPTION]

                        A Partnership of Community Banks
                        --------------------------------
                                       8

In addition, FLAG offers partner banks broader capabilities and products through correspondent services and joint ventures, including insurance, investment and trust services. We also enhance our partners' ability to offer brokerage and financial planning. What is more, we deliver the strength of a large ban's balance sheet and a wealth of in-house expertise.

[CHART of FLAG Support Services]
Bank of Milan
Local Board
Local President

Empire Banking Company
Local Board
Local President

First Flag Bank LaGrange
Local Board
Local President
Separate Charter

Citizens Bank
Local Board
Local President
Separate Charter

The Brown Bank
Local Board
Local President

Flag Financial Support Services
[END CHART]

FLAG Financial also provides essential technology and information services such as Wide Area Networks for both internal communications and customer service, including internet banking and e-mail. A centralized data operations center has been developed to support each partner bank. The data center is a state-of-the-art, Y2K compliant system utilizing the Phoenix International Banking System. Each partner bank has either undergone or is scheduled to convert to this technology. Like most system

Metter, Cobbtown and Reidsville Communities

The Brown Bank was founded in 1946 in Cobbtown, Georgia. In 1994 a branch was opened in Metter, which now functions as the main office. Since 1994, The Brown Bank increased assets from $7 million to $32 million. Cobbtown, Metter and Reidsville are primarily agricultural towns for which tobacco and Vidalia onions are the main sources of commerce. The Brown Bank is a strong leader in each community through Civic Clubs, Chambers of Commerce and City Councils. All three are successful communities, best exemplified by Metter being recognized by the Department of Community Affairs as one of ten towns across the state as a Better Hometown Community.

[QUOTE]
"With  low  unemployment,   it's  extremely  hard  to  find  experienced  middle
management. FLAG provides us with the support and expertise we need to provide better service to our customers."
[END QUOTE]

[PHOTO of Dennis D. Allen]

[CAPTION]
Dennis D. Allen
President/CEO
The Brown Bank
[END CAPTION]

                        A Partnership of Community Banks
                        --------------------------------
                                       9

[PHOTO of Cotton]

[CAPTION]
Acres and acres of cotton can be seen throughout Dooly, Macon and Crisp counties during the months of July, August and September, with harvest time in late fall. [END CAPTION]

[PHOTO of Lumber]
[CAPTION]
Located in Homerville, the Little Suwannee Lumber Company is one of a handful of working, non-computerized sawmills in the nation.
[END CAPTION]

conversions, a brief period of transition and adjustment is to be expected. Once completed, each partner bank will be positioned to offer the highest standard of customer service.

For our partner banks, the benefits of uniting with FLAG Financial has proven immediate and substantial. From human resources to asset diversification to market expansion, our partners can now stand shoulder-to-shoulder with regional banks. Moveover, relieved of the burden of time-consuming administrative duties, local management suddenly has the freedom to enhance personal service and explore additional sources of revenue. The cumulative result is greater profitability and efficiency, and a bank which offers more and better financial services to its customers.

In short, the community bank has evolved into a SuperCommunity Bank with the decision-making independence it wants and the complementary support it needs.

Homerville and Waycross Communities

Empire Banking Company was founded in 1945 in Homerville, Georgia, and has an additional branch in Waycross. Located in far South Georgia near the Okefenokee Swamp, these towns thrive on timber production and industry. Area manufacturers include Brockway Standard and Lee Container. Historically, Homerville has experienced a low unemployment rate as it relates to other counties throughout the state. As a leader in these communities, Empire Banking Company takes an active role in education, the arts and city government. Every spring, the bank sponsors the Timberland Jubilee, which honors the contributions of the local timber industry.

[QUOTE]
"We will be able to provide our customers with quicker statement presentations through phone banking and the internet. FLAG Tech supplies us with all of the knowledge and support we need."
[END QUOTE]

[PHOTO of Leonard H. Bateman]

[CAPTION]
Leonard H. bateman
President/CEO
Empire Banking Company
[END CAPTION]

                        A Partnership of Community Banks
                        --------------------------------
                                       10

Into The Twenty-First  Century


FLAG Financial's primary objective for 1999 and beyond is to continue to build a network of thriving community banks. Our main goal is to establish mutually beneficial banking alliances which maximize value for customers, shareholders, employees and communities.

Still, we envision our company's overall mission to provide the products, services and investments which will complement our partner banks and deliver additional returns to our shareholders.

In addition, we will continue to expand the FLAG Financial community, seeking out strategic partners in new and diverse markets while remaining flexible to take advantage of unexpected business opportunities. Furthermore, we will seek out partnerships with companies that share our philosophy and offer seasoned, skillful management.

After all, it was the prospect of opportunity which built the communities in which we live. And it is with a similar sense of optimism and confidence that we look forward to building FLAG Financial Corporation well into the twenty-first century.

Dooly, Macon and Crisp County Communities

Citizens Bank was founded in 1931 in Vienna, Georgia. Today, Citizens has six additional offices in Middle Georgia in Unadilla, Byromville, Pinehurst, Oglethorpe, Montezuma and Cordele. Providing superior customer service is the foundation of Citizens' success. The bank plays a vital role in supporting these agricultural communities which thrive on cotton and peanut farming. In 1995, Citizens Bank was selected by the Community Bankers Association of Georgia as the Georgia Community Bank of the Year. As an example of our commitment to these communities, CB Man, a super "banking" hero and the bank's mascot, appears throughout the area supporting various functions and promoting goodwill from Citizens Bank and its employees.

[QUOTE]
"Citizens is poised for the future. With FLAG, we now have the administrative support, the technology, and the vision to grow and prosper in the twenty-first century."
[END QUOTE]

[PHOTO of J. Daniel Speight, Jr.]

[CAPTION]
J. Daniel Speight, Jr.
President/CEO
Citizens Bank

                        A Partnership of Community Banks
                        --------------------------------
                                       11

Our Board Of Directors

[PHOTO of Board of Directors]

[LISTING]
Dennis D. Allen
Senior Vice President
FLAG Financial Corporation
President
The Brown Bank

Dr. A. Glenn Bailey
Physician
Clark-Holder Clinic

Leonard H. Bateman
Senior Vice President
FLAG Financial Corporation
President
Empire Banking Company

H. Speer Burdette, III
Vice President, Treasurer and
Managing Officer
J.K. Boatwright & Company, P.C.
Accounting Firm

Patti S. Davis
Senior Vice President
Chief Financial Officer
FLAG Financial Corporation
Senior Vice President
Chief Financial Officer
Citizens Bank

Fred A. Durand, III
President and
Chief Executive Officer
Durand-Wayland, Inc.
Manufacturer of Produce
Sorting and Spray Equipment

John S. Holle
Chairman of the Board
FLAG Financial Corporation
President and Chief
Executive Officer
First Flag Bank LaGrange

James W. Johnson
President
McCranie Motor and
Tractor Company

Kelly R. Linch
Owner
Linch's, Inc.
Retail Appliances and
Electronics

J. Preston Martin
Senior Vice President
FLAG Financial Corporation
President
Bank of Milan

J. Daniel Speight, Jr.
President and Chief
Executive Officer
FLAG Financial Corporation
President and Chief
Executive Officer
Citizens Bank

John W. Stewart, Jr.
President
Stewart Wholesale
Hardware Company

Robert W. Walters
Retired Vice President
The Mill Store, Inc.
Retail and Contract Floor
Coverings


                        A Partnership of Community Banks
                        --------------------------------
                                       12

[PHOTO of Board of Directors]

[CAPTION for Board of Directors' Photo]
Back row pictured left to right:
Dr. Glenn A. Bailey, Robert W. Walters,
H. Speer Burdette, III, John W. Stewart, Jr.,
J. Preston Martin, James W. Johnson
and Leonard H. Bateman

Front row pictured left to right:
Kelly R. Linch, Fred A. Durand, III,
John S. Holle, J. Daniel Speight, Jr.,
Patti S. Davis and Dennis D. Allen
[END CAPTION]


FLAG Financial Corporation

Dennis D. Allen
President
The Brown Bank

Leonard H. Bateman
President
Empire Banking Company

Gregory S. Callaway
Chief Information Officer

Patti S. Davis
Chief Financial Officer

Rhonda T. Hendrix
Insurance and Investments

Charles O. Hinely
Chief Operating Officer

John S. Holle
Chairman of the Board
FLAG Financial Corporation
President and Chief
Executive Officer
First Flag Bank LaGrange

Susan R. Huckabee
Investor Relations

Lisa G. Lane
Correspondent Services

J. Preston Martin
President
Bank of Milan

Michael S. Moyer
Audit and Compliance

Randall O. Nix
Sales Management
Ellison C. Rudd
Secretary/Treasurer

Raymond C. Smith, Jr.
Human Resources

J. Daniel Speight, Jr.
President and Chief
Executive Officer
FLAG Financial Corporation
President and Chief
Executive Officer
Citizens Bank

Ronald M. Warner
Credit Administration

Mary E. Winks
Consulting

                        A Partnership of Community Banks
                        --------------------------------
                                       13

FLAG Partner Banks

[MAP of State of Georgia with Counties Screened and Named]

Since 1997, FLAG Financial, a partnership of community banks, has expanded to include West Central, Middle and Southeast Georgia. FLAG has grown from eight offices in two counties to 23 offices in 10 counties. FLAG has nine offices pending approval which will add six new counties, resulting in 32 offices in 16 counties.

[MATCHING CODES for Counties and Offices]

1-7       Troup

15,16     Macon

9, 11-14  Dooly

17        Crisp

18-19     Telfair

24        Candler

10        Bulloch

23,25     Tattnall

20        Pierce

22        Ware

21        Clinch

8,29      Muscogee

28        Upson

30        Bibb

31        Russell

32        Lee

                        A Partnership of Community Banks
                        --------------------------------
                                       14

First Flag Bank LaGrange

1       Main Office
        101 North Greenwood Street
        LaGrange, Georgia  30240

2       Marketplace Office
        908 Hogansville Road
        LaGrange, Georgia  30240

3       Lee's Crossing Office
        1795 West Point Road
        LaGrange, Georgia  30240

4       Vernon Street Drive-up Office
        306 Vernon Street
        LaGrange, Georgia  30240

5       LaFayette Parkway Office
        1417 LaFayette Parkway
        LaGrange, Georgia  30240

FLAG Appraisal Services

6       200 Broad Street
        LaGrange, Georgia  30240

FLAG Investment Services
7       101 North Greenwood Street
        LaGrange, Georgia  30240

Piedmont Mortgage Service
8       5669 Whitesville Road, Suite A
        Columbus, Georgia  31904

FLAG Tech
9       2233 Pine Street
        Unadilla, Georgia  31091

First Flag Bank -  Statesboro
10      302 South Zetterower Avenue*
        Statesboro, Georgia  30458

Citizens Bank
11      Vienna Office
        100 Union Street
        Vienna, Georgia  31092

12      Unadilla Office
        2233 Pine Street
        Unadilla, Georgia  31091

13      Byromville Office
        448 Main Street
        Byromville, Georgia  31007

14      Pinehurst Office
        Fullington Avenue
        Pinehurst, Georgia  31070

15      Citizens Bank - Macon County
        102 West Railroad Street
        Montezuma, Georgia  31063

16      Oglethorpe Office
        130 North Sumter Street
        Oglethorpe, Georgia  31068

17      Citizens Bank - Crisp County
        602 East 16th Avenue
        Times Square, Suite G
        Cordele, Georgia  31015

Bank of Milan
18      Milan Office
        Mount Zion Street
        Milan, Georgia  31060

19      McRae Office
        850 East Oak Street
        McRae, Georgia  31055

Empire Banking Company
20      Blackshear Office **
        129 Highway 82
        Blackshear, Georgia  31516

21      Homerville Office
        115 East Dame Avenue
        Homerville, Georgia  31634

22      Waycross Office
        2110 Memorial Drive
        Waycross, Georgia  31501

The Brown Bank
23      Cobbtown Office
        1 Railroad Street
        Cobbtown, Georgia  30420

24      Metter Office
        24-28 North Broad Street
        Metter, Georgia  30439

25      Reidsville Office
        132-A West Brazell Street
        Reidsville, Georgia  30453

The Citizens Bank
26      Main Office **
        111 High Street
        Hogansville, Georgia  30230

27      Ingles Supermarket Office**
        1890 East Main Street
        Hogansville, Georgia  30230

Thomaston Federal Savings Bank
28      Thomaston Office**
        206 North Church Street
        Thomaston, Georgia 30286

29      Columbus Office**
        5617 Princeton Avenue
        Columbus, Georgia  31904

30      Macon Office**
        130 North Crest Blvd., Suite C
        Macon, Georgia  31201

31      Phenix City Office**
        712 Thirteenth Street, Suite A
        Phenix City, Alabama  36867

32      Opelika Office**
        2106 Gateway Drive, Suite C
        Opelika, Alabama  36801

* First Flag Bank - Statesboro - Pending Regulatory Approval ** Blackshear Office - Pending, The Citizens Bank - Pending, Thomaston Federal Savings Bank - Pending


                        A Partnership of Community Banks
                        --------------------------------
                                       15

Management's Discussion and Analysis of Fnancial Cndition and Results of Ooperations

GENERAL

     FLAG Financial Corporation ("FLAG") is a multi-bank holding company that owns 100 percent of the common stock of First Flag Bank, formerly First Federal Savings Bank of LaGrange ("First Flag"), Citizens Bank ("Citizens"), Bank of Milan ("Milan") and Empire Banking Company ("Empire"), (collectively, the "Banks"). First Flag is a commercial bank doing business in West Central Georgia. Citizens is a commercial bank that serves Dooly, Macon, Crisp, Candler, Tattnall and surrounding counties in Middle Georgia. Milan is a commercial bank that serves Telfair and surrounding counties in Middle Georgia. Empire is a commercial bank serving Clinch, Ware and surrounding counties in South Georgia. Effective January 1, 1999, Milan and Empire were merged into Citizens. The Banks are full-service, retail-oriented community banks primarily engaged in retail banking, small business, residential and commercial real estate lending, agricultural lending and mortgage banking.

     The following discussion focuses on significant changes in the financial condition and results of operations of FLAG and the Banks during the three years ended December 31, 1998. This discussion and the financial information contained herein are presented to assist the reader in understanding and evaluating the financial condition, results of operations and future prospects of FLAG and should be read as a supplement to and in conjunction with the Consolidated Financial Statements and Related Notes.

FORWARD-LOOKING STATEMENTS

     The following Management's Discussion and Analysis contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Although FLAGbelieves that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, no assurance can be made that any of the forward-looking statements included in this discussion will be accurate. Factors that could cause actual results to differ from results discussed in forward-looking statements include, but are not limited to: economic conditions; competition from other providers of financial services offered by FLAG; government regulation; changes in interest rates; material unforeseen changes in the financial stability and liquidity of FLAG's borrowers; material unforeseen complications related to the Year 2000 issues for FLAG, its customers and its suppliers; and other risks detailed in FLAG's filings with the Securities and Exchange Commission, all of which are difficult to predict and which may be beyond the control of FLAG. FLAG undertakes no obligation to revise forward-looking statements to reflect events or changes after the date of this discussion or to reflect the occurrence of unanticipated events.

CAPTITAL ISSUES

     Effective June 3, 1998, FLAG declared a 3-for-2 stock split. All per share amounts and prices have been restated to reflect this stock split as if it had occurred at the beginning of the earliest period presented.

RESTATEMENT OF FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

     Effective March 31, 1998, FLAG completed the acquisition of Middle Georgia Bankshares, Inc., the parent company of the $129 million Citizens Bank in Vienna, Georgia. FLAG issued approximately 1.5 million shares of its common stock in connection with this acquisition.

     Effective May 8, 1998, FLAG completed the acquisition of Three Rivers Bancshares, Inc., the parent company of the $35 million Bank of Milan in Milan, Georgia. FLAG issued approximately 597,000 shares of its common stock in connection with this acquisition.

     Effective December 11, 1998, FLAG completed the acquisition of Empire Bank Corp., the parent company of the $70 million Empire Banking Company in Homerville, Georgia. FLAG issued approximately 1.1 million shares of its common stock in connection with this acquisition.

     Effective December 31, 1998, FLAG completed the acquisition of The Brown Bank, a $31 million bank in Metter, Georgia. FLAG issued approximately 255,000 shares of its common stock in connection with this acquisition.

     These acquisitions were accounted for as pooling of interests and, accordingly, the consolidated financial statements and management's discussion and analysis for all periods have been restated to include the financial position and results of operations as if the combination had occurred at the beginning of the earliest period presented.

PENDING ACQUISITIONS

     On March 12, 1999, FLAG announced the signing of a letter of intent to merge with Thomaston Federal Savings Bank ("TFSB"), a $53 million asset thrift based in Thomaston, Georgia. The letter of intent provides, among other things, for the merger of TFSB with and into a wholly-owned subsidiary of FLAG and the exchange of each share of TFSB common stock for 1.7275 shares of FLAGcommon stock. Total outstanding shares of FLAG will increase by approximately 1.1 million additional shares at closing.

     On February 23, 1999, FLAG announced the signing of a letter of intent to merge with First Hogansville Bankshares, Inc. ("FHB"), a $31 million asset bank holding company based in Hogansville, Georgia. The merger agreement provides, among other things, for the merger of FHB with and into FLAG and the exchange of each share of FHB common stock for 6.08 shares of FLAG common stock. Total outstanding shares of FLAG will increase by approximately 575,000 additional shares at closing.

     On September 30, 1998, FLAG entered into an agreement to assume deposits totaling approximately $9.5 million and to purchase certain assets totaling $60,000 of a branch banking facility of First Georgia Bank in Blackshear, Georgia.

YEAR 2000 ISSUES

FLAG's State of Readiness

     The directors and management of FLAGrecognize the risks associated with the Year 2000 issues and understand the importance of compliance within FLAG's procedures, as well as the procedures of the various vendors providing services to the Banks and its large customer borrowing base. The Year 2000 issue is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit value to 00.

     To monitor and direct the Year 2000 compliance efforts, FLAG has appointed a Year 2000 committee comprised of outside directors and key senior executives to meet on a monthly basis.The preliminary responsibility of the Year 2000 Committee was to develop a comprehensive project action plan consisting of five critical phases. These phases are: 1.) Develop an ongoing awareness strategy to ensure that FLAG's directors, management, employees and customers are educated and informed of the Year 2000 issues; 2.) Identify, inventory and assess (a) hardware and software used in each area of responsibility impacted by the Year 2000 issue; (b) vendors upon whom FLAGrelies to provide financial information or services which may be impacted by the Year 2000 issue; and (c) each area as either mission critical, mission significant or mission optional; 3.) Renovate or replace systems and applications which are determined to be non-compliant with the Year 2000 issue or which are determined to not have adequate plans in place to become compliant in a timely basis; 4.) Validate the assessed systems and the comprehensive "Business Resumption Contingency Plan" to ensure full preparation for any Year 2000 issues and have the progress and results reviewed by the Year 2000 Committee and an objective third party; and 5.) Implement a final review and control process to ensure satisfactory management review and approval before any Year 2000 specific changes are put into production and to ultimately place the renovated systems into production.

     FLAG has conducted a risk assessment for each product and categorized the risks associated with each product as "catastrophic", "serious", or "minimal". FLAG's overall risks were considered to be serious to minimal. A separate plan of action and dates have been established for hardware/software considered to be either critical or significant to FLAG's ongoing operations. To address these procedures, FLAGhas developed a testing strategy, methodology and plan of action to include documentation of the results for the hardware/software and electronic components affected by the Year 2000 issue.

     FLAG's two largest subsidiaries converted their core applications to the Phoenix International, Ltd., Inc. ("Phoenix") application system in August 1998. The core applications include the general ledger, loans, deposits and receivables/payables. Phoenix has represented that their application system is Year 2000 compliant. FLAGdeveloped its own testing plan for the Phoenix system and has substantially completed this plan and will continuously validate its results. In addition, FLAG will test each vendor that interfaces with this core system. FLAG's other subsidiaries are scheduled to be converted during the first six months of 1999.

     Each of the Banks is monitoring its larger loan customer compliance issues in becoming Year 2000 compliant. For those customers unable or unwilling to become Year 2000 compliant, FLAG's credit administration department will evaluate options to minimize FLAG's risks associated with continuing to do business with these customers on a case by case basis.

The Costs to Address FLAG's Year 2000 Issues

     FLAG has incurred approximately $976,000 in converting to the Phoenix system through December 31, 1998. FLAGexpects to spend an additional $130,000 in converting its other subsidiaries. FLAGwould have upgraded its core application systems if the Year 2000 had not been an issue. FLAGhas also spent an additional $807,000 as of December 31, 1998 in upgrading most of its personal computers. FLAG expects to spend an additional $50,000 in upgrading additional personal computers. It was necessary to upgrade the personal computers in order to be compatible with the Phoenix system. To date, FLAGhas spent $27,000 of an estimated $235,000 to address other Year 2000 issues.

Most Likely Consequences of Year 2000 Issues

     FLAG expects to identify and resolve all Year 2000 issues that could have a material impact on its financial condition or business. However, FLAGbelieves that it is not possible to determine that all Year 2000 issues have been identified and corrected. The applications and number of devices that could be affected are simply too numerous. Also, FLAGcannot accurately determine how many problems related to the Year 2000 issue will occur with its customers, vendors and other third parties or the severity, duration or financial consequences of such problems. As a result, FLAGexpects that it could possibly suffer the following consequences: a number of operational inefficiencies and inconveniences for FLAG, its customers and its service providers that may require the time and attention of FLA's employees; or system malfunctions that might require significant efforts by FLAG, its customers and its service providers to prevent or alleviate material business disruptions.

TABLE 1

Cnsolidated Average Balances, Interest, and Rates - Taxable Equivalent Basis (dollars in thousands)


                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                             1998                       1997                        1996
                                                             ----                       ----                        ----
                                                           Interest Weighted          Interest  Weighted          Interest  Weighted
                                                   Average  Income/  Average  Average  Income/  Average  Average   Income/   Average
                                                   Balance  Expense   Rate    Balance  Expense    Rate   Balance   Expense    Rate
                                                   -------  -------   ----    -------  -------    ----   -------   -------    ----
ASSETS
Interest-earning assets:
     Loans ......................................  $383,639  38,409  10.01%   $320,737  32,804   10.23%  $280,488   28,908   10.31%
     Taxable investment securities ..............    77,389   4,553   5.88%     77,712   4,862    6.26%    76,521    4,701    6.14%
     Tax-free investment securities .............    10,878     838   7.70%      8,525     625    7.33%     7,643      602    7.88%
     Interest-bearing depositsin other banks ....     7,303     325   4.45%      2,625     198    7.54%     1,881      101    5.37%
     Federal funds sold .........................    18,751     892   4.45%      8,818     451    5.11%     9,462      500    5.28%
                                                     ------     ---   ----       -----     ---    ----      -----      ---    ----
          Total interest-earning assets .........   497,960    45,0   9.04%    418,417  38,940    9.31%   375,995   34,812    9.26%
     Other assets ...............................    42,811                     46,236                     36,789
                                                     ------                     ------                     ------
          Total assets ..........................  $540,771                   $464,653                   $412,784
                                                   ========                   ========                   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
     Interest-bearing demand deposits ...........  $ 47,455     924   1.95%   $ 72,736   1,986    2.73%$   62,063    1,776    2.86%
     Savings deposits ...........................    61,840   1,985   3.21%     24,107     607    2.52%    23,984      603    2.51%
     Other time deposits ........................   273,021  15,820   5.79%    245,513  14,266    5.81%   216,579   12,553    5.80%
     Federal funds purchased ....................     1,238      60   4.85%      1,287      86    6.68%       571       32    5.60%
     FHLB advances and other borrowings .........    55,179   3,120   5.65%     28,810   1,678    5.82%    25,370    1,410    5.56%
                                                     ------   -----   ----      ------   -----    ----     ------    -----    ----
          Total interest-bearing liabilities ....   438,733  21,909   4.99%    372,453  18,623    5.00%   328,567   16,374    4.98%
     Noninterest-bearing demand deposits ........    49,337                     42,018                     40,426
     Other liabilities ..........................     5,971                      6,937                      3,740
     Stockholders' equity .......................    46,730                     43,245                     40,051
                                                     ------                     ------                     ------
          Total liabilities and
               stockholders' equity .............  $540,771                   $464,653                  $ 412,784
                                                   ========                   ========                  =========
      Tax-equivalent adjustment ..................              285                        210                        204
                                                                ---                        ---                        ---
     Net interest income ........................            22,823                     20,107                     18,234
                                                             ======                     ======                     ======
     Interest rate spread .......................                    4.05%                        4.31%                       4.28%
     Net interest margin ........................                    4.64%                        4.86%                       4.90%
     Interest-earning assets/interest-bearing
          liabilities............................                     113%                        112%                        114%

FLAG's Contingency Plans

     FLAG has developed a separate plan of action associated with the risks to liquidity directly resulting from the Year 2000 issue. This plan includes estimating extra cash inventories needed, obtaining additional cash inventories, analyzing vault capacities, security issues, insurance coverage, cash replenishment of automated teller machines and evaluating available credit lines to ensure adequacy.

     As is the case with most financial institutions, FLAGis highly automated and many of its systems are date sensitive. For each mission critical process, available options have been identified with the most reasonable contingency strategy being chosen. The Year 2000 Committee and the FLAGContingency Committee are responsible for the implementation and validation of the contingency plan. Appropriate staff and resources will be available during key dates within this project, such as December 30, 1999 through January 3, 2000.

NET INTEREST INCOME

     Net interest income (the difference between the interest earned on assets and the interest paid on deposits and other interest-bearing liabilities) is the single largest component of FLAG's operating income. The management of net interest income is of most importance in the banking industry. FLAG manages this income source while it controls credit, liquidity and interest rate risks.

     Net interest income increased 13.5% in 1998, from $20.1 million in 1997 to $22.8 million in 1998. Net interest income increased 10.3% in 1997 compared to 1996.

     Total interest income increased 15.5% in 1998 and 11.9% in 1997. Interest expense increased approximately 17.6% in 1998 and 13.7% in 1997. The interest expense variances from year to year have been primarily influenced by the average balances of interest-bearing liabilities (see Tables 1 & 2).

TABLE 2

Rate/Volume Variance Analysis - Taxable Euivalent Basis
(dollars in thousands)

                                                                        Years Ended Dcember 31,
                                                          1998 compared to 1997   1997 compared to 1996
                                                   Rate/       Net                Rate/         Net
                                                  Volume      Yield    Change     Volume       Yield   Change
                                                  ------      -----    ------     ------       -----   ------
Interest income:
     Loans ..................................   $ 6,298       (693)     5,605      4,117       (221)     3,896
     Taxable investment securities ..........       (19)      (290)      (309)        75         86        161
     Tax-free investment securities .........       181         32        213         65        (42)        23
     Interest-bearing deposits in other banks       208        (81)       127         56         41         97
     Federal funds sold .....................       473        (32)       441        (33)       (16)       (49)
                                                    ---        ---        ---        ---        ---        ---
          Total interest income .............     7,141     (1,064)     6,077      4,280       (152)     4,128
                                                  -----     ------      -----      -----       ----      -----
Interest expense:
     Interest-bearing demand deposits .......      (492)      (570)    (1,062)       291        (81)       210
     Savings deposits .......................     1,211        167      1,378          3          1          4
     Other time deposits ....................     1,594        (40)     1,554      1,681         32      1,713
     Federal funds purchased ................        (2)       (24)       (26)        48          6         54
     FHLB advances an other borrowings ......     1,491        (49)     1,442        200         68        268
                                                  -----        ---      -----        ---         --        ---
          Total interest expense ............     3,802       (516)     3,286      2,223         26      2,249
                                                  -----       ----      -----      -----         --      -----
Net interest income .........................   $ 3,339       (548)     2,791      2,057       (178)     1,879
                                                =======       ====      =====      =====       ====      =====

CONSOLIDATED AVERAGE BALANCES, INTEREST, AND RATES

     Net interest income is determined by the amount of interest-earning assets compared to interest-bearing liabilities and their related yields and costs. The difference between the weighted average interest rates earned on interest-earning assets (i.e., loans and investment securities) and the weighted average interest rates paid on interest-bearing liabilities (i.e., deposits and borrowings) is called the net interest spread. Another measure of the difference in interest income earned versus interest expense paid is net interest margin. Net interest margin is calculated by dividing net interest income by average earning assets.

     Table 1 presents for the three years ended December 31, 1998, average balances of interest-earning assets and interest-bearing liabilities and the weighted average interest rates earned and paid on those balances. In addition, interest rate spreads, net interest margins and the ratio of interest-earning assets versus interest-bearing liabilities for those years are presented. Average interest-earning assets were $498.0 million in 1998 versus $418.4 million in 1997, and $376.0 million in 1996. Average interest-bearing liabilities were $438.7 million in 1998 versus $372.5 million in 1997 and $328.6 million in 1996. The interest rate spread was 4.05% in 1998 versus 4.31% in 1997 and 4.28% in 1996, while the net interest margin was 4.64% in 1998, 4.86% in 1997 and 4.90% in 1996.

     Table 2 shows the change in net interest income from 1998 to 1997 and from 1997 to 1996 due to changes in volumes and rates. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

NONINTEREST INCOME

     Other income increased to $7.4 million in 1998 from $6.1 million in 1997 and $5.2 million in 1996. The increases in other income in 1998 and 1997 resulted from increased gain on sales of loans and increased fee income related to transaction deposit accounts.

     Gain on sales of loans increased to $885,000 in 1998 versus $821,000 in 1997 and $596,000 in 1996. The increase in gain on sales of loans in 1998 and 1997 primarily resulted from gains on the sale of government guaranteed loans.

     Fees and service charges on deposits increased to $4.6 million in 1998 from $4.2 million in 1997 and $3.8 million in 1996.


NONINTEREST EXPENSES

     Salary and employee benefits increased to $10.9 million in 1998 from $8.9 million in 1997 and $7.6 million in 1996. This increase in 1998 was primarily due to normal increases in compensation levels as well as the hiring of several key individuals in mid- and late-1997 and in 1998.

     Occupancy expenses increased to $3.9 million in 1998 from $3.4 million in 1997 and $2.7 million in 1996. The increase in 1998 occupancy expense was the result of an increase in the number of branch locations. The increase in occupancy expense in 1997 was due to higher depreciation expense and an increase in maintenance contract expenses, both of which related to an increase in fixed assets and the relocation of the leasing and the deposit operations center to off-premise leased office space at First Flag.

     Other expenses were $9.7 million in 1998 versus $6.3 million in 1997 and $6.6 million in 1996. The increase in other operating expenses from 1998 to 1997 was due to the conversion of FLAG's data processing systems and certain merger-related expenses.

INVESTMENT SECURITIES

     The composition of the investment securities portfolio reflects management's strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The portfolio also provides a balance to interest rate risk and credit risk in other categories of FLAG's balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity and providing securities to pledge as required collateral for certain deposits.

     Investment securities decreased $12.6 million to $76.5 million at December 31, 1998 from $89.1 million at December 31, 1997. At December 31, 1998, $72.3
million,  or  approximately  94%  of  investment  securities  outstanding,   was
classified as available-for-sale, while the remainder was classified as held-to-maturity. The overall decrease in the amount of investments was due to increased loan demand in 1998, which required available funds generated by investment maturities and paydowns. At December 31, 1998, gross unrealized gains in the total portfolio amounted to $3,521,000 and gross unrealized losses amounted to $290,000.

TABLE 3

Carrying Value of Investments
(dollars in thousands)


                                                  December 31,
                                                  ------------
                                             1998      1997      1996
                                             ----      ----      ----
Securities held-to-maturity:
     U.S. Treasuries and agencies ......   $  --     $   200   $  --
     State, county and municipal .......     3,111     3,165       515
     Mortgage-backed securities ........        87       103       118
     Collateralized mortgage obligations 1,037 2,505 3,092 Securities available-for-sale:
     U.S. Treasuries and agencies ......    18,069    28,162    27,499
     Corporate debt securities .........       999     1,000       990
     State, county and municipal .......     8,026     6,767     6,966
     Mortgage-backed securities ........    29,967    30,088    23,833
     Collateralized mortgage obligations    11,520    15,854    16,705
     Equity securities .................     3,710     1,248     2,253
                                             -----     -----     -----
          Total ........................   $76,526   $89,092   $81,971
                                           =======   =======   =======

     Table 3 reflects the carrying amount of the investment securities portfolio for the past three years.

TABLE 4

Loan Portfolio
(dollars in thousands)


                                                                                December 31,
                                                                                ------------
                                                1998               1997             1996              1995               1994
                                                ----               ----             ----              ----               ----
                                                  Percent            Percent            Percent           Percent           Percent
                                          Amount  of Total   Amount  of Total   Amount  of Total  Amount  of Total  Amount  of Total
                                          ------  --------   ------  --------   ------  --------  ------  --------  ------  --------

Commercial, financial and agricultural   $116,133   30.3%    69,916   19.8%     60,778   19.9%    47,844    17.8%   36,667   14.8%
Real estate-construction .............     29,956    7.8%    12,663    3.6%     10,784    3.5%    18,676     6.9%   18,725    7.5%
Real estate-mortgage .................    174,852   45.7%   231,460   65.4%    191,478   62.9%   158,291    58.9%  157,948    63.8
Installment loans to individuals .....     54,312   14.2%    30,375    8.6%     33,744   11.1%    36,603    13.6%   26,017    10.5%
Lease financings .....................      7,674    2.0%     9,308    2.6%      7,723    2.5%     7,404     2.8%    8,354     3.4%
                                            -----    ---      -----    ---       -----    ---      -----     ---     -----     ---
     Total loans .....................    382,927  100.0%   353,722  100.0%    304,507  100.0%   268,818   100.00% 247,711   100.0%
Less allowance for loan losses .......      5,568             4,948              6,384             3,255            2,762
                                            -----             -----              -----             -----            -----
     Total net loans .................   $377,359           348,774            298,123           265,563          244,949
                                         ========           =======            =======           =======          =======

CARRYING VALUE OF INVESTMENTS

     The December 31, 1998 market value of securities held-to- maturity, as a percentage of amortized cost, was 103%, up from 101% at December 31, 1997. The market value of the securities held-to-maturity will change as interest rates change and such unrealized gains and losses will not flow through the earnings statement unless the related securities become permanently impaired or they are called at prices which differ from the carrying value at the time of the call.

LOANS

     Gross loans receivable increased by approximately $29.2 million in 1998 to $382.9 million from $353.7 million at December 31, 1997. This increase was the result of growth in commercial, financial and agricultural loans, real estate construction loans and installment loans, partially offset by a decrease in real estate mortgages and lease financings. As shown in Table 4, commercial, financial and agricultural loans increased approximately $46.2 million, real estate construction loans increased approximately $17.3 million, installment loans increased approximately $23.9 million, real estate mortgages decreased approximately $56.6 million and lease financings decreased by approximately $1.6 million.

     Table 5 represents the expected maturities for commercial, financial and agricultural loans and real estate construction loans at December 31, 1998. The table also presents the rate structure for these loans that mature after one year.

TABLE 5

Loan Portfolio Maturity
(dollars in thousands)



                                                                            Rate Structure for Loans
                                             Maturity                        Maturing Over One Year
                                             --------                        ----------------------
                                           Over One Year                    Floating or
                                 One Year     Through    Over Five           Adjustable    Predetermined
                                 or Less     Five Years    Years    Total   Interest Rate       Rate
                                 -------     ----------    -----    -----   -------------       ----
Commercial, financial
     and agricultural .........  $58,650       25,846     31,637   116,133     34,059          23,424
Real estate-construction ......   28,212        1,180        564    29,956        303           1,441
                                 $86,862       27,026     32,201   146,089     34,262          24,865

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     Table 6 presents an analysis of activities in the allowance for loan losses for the past five years. An allowance for possible losses is provided through charges to FLAG's earnings in the form of a provision for loan losses. The provision for loan losses was $3,382,000 in 1998, $1,596,188 in 1997 and $4,474,529 in 1996. The increase in the provision in 1998 compared to 1997 was due to provisions made for certain loans to Gulf Properties Financial, Inc. ("Gulf Properties") in 1998. First Flag had provided a warehouse line to Gulf Properties with which Gulf Properties would originate loans and sell them to First Flag. During 1998, it was discovered that certain loans would not be collectible. Provisions relating to Gulf Properties totaled $2,000,000 in 1998. The large decrease in the provision for loan losses from 1996 to 1997 is directly attributable to Bennett Funding. Bennett Funding was an equipment leasing company based in Syracuse, New York. First Flag had invested in office equipment leases sold through Bennett Funding. During 1996, Bennett Funding filed for Chapter 11 bankruptcy protection and, accordingly, First Flag recognized a provision of approximately $3,000,000. Excluding the provision associated with Bennett Funding, the 1996 provision for loan losses would have been $1,496,000. Management determines the level of the provision for loan losses based on outstanding loan balances, the levels of nonperforming assets and reviews of assets classified as substandard, doubtful or loss and larger credits, together with an analysis of historical loss experience, and current economic conditions. The responsible loan officers conduct these reviews, as well as the loan review department.

     Reviews of non-performing, past due loans and larger credit relationships, designed to identify potential problem loans, as well as to determine the adequacy of the allowance for loan losses, are performed periodically during the year. These reviews are performed by the responsible lending officers, as well as the credit administration department, and consider such factors as the financial strength of borrowers, the value of collateral, past loan loss experience, growth in the loan portfolio and other economic factors.

     As shown in Table 6, the year-end allowance for loan losses increased to $5.6 million at December 31, 1998, from $4.9 million at December 31, 1997. The allowance for loan losses was $6.4 million at December 31, 1996. The increase in the allowance at December 31, 1998 was due to the provision made for Gulf Properties. The decline in the allowance for losses in 1997 was primarily due to a $2.5 million charge-off associated with the Bennett Funding assets. Total charge-offs were $3.1 million in 1998, $3.3 million in 1997 and $1.4 million in 1996. The allowance for loan losses was 1.48% of net outstanding loans at December 31, 1998, versus 1.42% of net outstanding loans at December 31, 1997 and 2.14% of net outstanding loans at December 31, 1996.

     Management believes that the allowance for loan losses is both adequate and appropriate. However, the future level of the allowance for loan losses is highly dependent upon loan growth, loan loss experience and other factors, which cannot be anticipated with a high degree of certainty.

TABLE 6

Analysis of the Allowance for Loan Losses
(dollars in thousands)


                                                       Years Ended December 31,
                                                       ------------------------
                                           1998       1997        1996        1995       1994
                                           ----       ----        ----        ----       ----
Average net loans ...................   $383,639    $320,737    $280,488    $261,031    $239,456
Allowance for loan losses, beginning
      of the period .................      4,948       6,385       3,255       2,762       2,372
Charge-offs for the period:
     Commercial, financial and
          agricultural ..............      1,834         311         745         464         264
     Real estate-construction loans .       --          --            22          23           2
     Real estate-mortgage loans .....        264         225         433         432          36
     Installment loans to individuals        679         264         232         244         119
     Lease financings ...............        314       2,465        --          --          --
                                             ---       -----
          Total charge-offs .........      3,091       3,265       1,432       1,163         421
                                           -----       -----       -----       -----         ---
Recoveries for the period:
     Commercial, financial and
          agricultural ..............         75           2        --            78          52
     Real estate-construction loans .       --          --          --          --            10
     Real estate-mortgage loans .....         52         105        --          --             5
     Installment loans to individuals        152         125          88          88         110
     Lease financings ...............         50        --          --          --          --
                                              --
          Total recoveries ..........        329         232          88         166         177
                                             ---         ---          --         ---         ---
            Net charge-offs for
                the period ..........      2,762       3,033       1,344         997         244
Provision for loan losses ...........      3,382       1,596       4,474       1,490         634
                                           -----       -----       -----       -----         ---
Allowance for loan losses,
     end of period ..................   $  5,568       4,948       6,385       3,255       2,762
                                        ========       =====       =====       =====       =====
Ratio of allowance for loan losses
      to total net loans outstanding        1.48%       1.42%       2.14%       1.23%       1.13%
Ratio of net charge-offs during the
      period to average net loans
      outstanding during the period .        .72%        .95%        .48%        .38%        .10%


ASSET QUALITY

     At December 31, 1998, non-performing assets totaled $10.1 million compared to $7.4 million at year-end 1997. The increase in 1998 is primarily due to the Gulf Properties loans. There were no commitments to lend additional funds on nonaccrual loans at December 31, 1998. Table 7 summarizes the non-performing assets for each of the last five years.

TABLE 7

Risk Elements
(dollars in thousands)


                                                     Ddecember 31,
                                                     -------------
                                       1998    1997     1996     1995     1994
                                       ----    ----     ----     ----     ----
Loans on nonaccrual ..............   $ 7,489   5,886    8,519    2,991    3,204
Loans past due 90 days
     and still accruing ..........       583     578    1,740      668       13
Other real estate owned ..........     2,028     901      946      892      364
                                       -----     ---      ---      ---      ---
Total non-performing assets ......   $10,100   7,365   11,205    4,551    3,581
                                     =======   =====   ======    =====    =====
Total non-performing loans
      as a percentage of net loans      2.68%   2.11%    3.76%    1.71%    1.46%
                                        ====    ====     ====     ====     ====


RISK ELEMENTS

     There may be additional loans within FLAG's loan portfolio that may become classified as conditions may dictate; however, management was not aware of any such loans that are material in amount at December 31, 1998. At December 31, 1998, management was unaware of any known trends, events or uncertainties that will have, or that are reasonably likely to have, a material effect on the Banks' or FLAG's liquidity, capital resources or operations.

DEPOSITS

     Total deposits increased approximately $34.3 million during 1998, totaling $446.8 million at December 31, 1998 versus $412.5 million at December 31, 1997. The maturities of time deposits of $100,000 or more issued by the Banks at December 31, 1998, are summarized in Table 8.

     At December 31, 1998, the Banks were shareholders in the Federal Home Loan Bank of Atlanta ("FHLBA"). Through this affiliation, advances totaling $48.4 million were outstanding at rates competitive with time deposits of like maturities. Management anticipates continued utilization of this short- and long-term source of funds to minimize interest rate risk and to fund competitive fixed rate loans to customers.

TABLE 8

Maturities of Time Deposits Over $100,000
(dollars in thousands)


Three months or less ...................   $27,843
Over three months through six months....    21,021
Over six months through twelve months...    26,637
Over twelve months .....................    10,301
                                            ------
                                           $85,802
                                           =======

ASSET-LIABILITY MANAGEMENT

     A primary objective of FLAG's asset and liability management program is to control exposure to interest rate risk (the exposure to changes in net interest income due to changes in market interest rates) so as to enhance its earnings and protect its net worth against potential loss resulting from interest rate fluctuations.

     Historically, the average term to maturity or repricing (rate changes) of assets (primarily loans and investment securities) has exceeded the average repricing period of liabilities (primarily deposits and borrowings). Table 9 provides information about the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 1998, that are expected to mature, prepay or reprice in each of the future time periods shown (i.e., the interest rate sensitivity). As presented in this table, at December 31, 1998, the liabilities subject to rate changes within one year exceeded its assets subject to rate changes within one year. This mismatched condition subjects FLAG to interest rate risk within the one year period because the assets, due to their generally shorter term to maturity or repricing, are more sensitive to short-term interest rate changes than the liabilities. It is management's belief that the result of this position would be a decrease in net interest income if market interest rates rise and an increase in net interest income if market interest rates decline.

TABLE 9


Interest Rate Sensitivity Analysis
(dollars in thousands)


                                                                  December 31, 1998
                                                                  -----------------
                                                                Maturing or Repricing in
                                                                ------------------------
                                                           Over 1 Year   Over 3 Years
                                                One Year     Through       Through      Over
                                                or Less      3 Years       5 Years    5 Years      Total
                                                -------      -------       -------    -------      -----
Interest-earning assets:
     Adjustable rate mortgages ..............  $ 93,132        6,601          275        --       100,008
     Fixed rate mortgages ...................    16,894       17,582       23,318      28,075      85,869
     Other loans ............................   119,898       28,430       25,555      29,109     202,992
     Investment securities ..................    61,319        8,748        6,461       6,381      82,909
     Interest-bearing deposits
          in other banks and
          Federal funds sold ................    25,025         --           --          --        25,025
                                                 ------                                            ------
          Total interest-earning assets .....   316,268        61,361      55,609      63,565     496,803
                                                -------        ------      ------      ------     -------
Interest-bearing liabilities:
     Fixed maturity deposits ................   203,035        56,546      15,378       1,621     276,580
     NOW and money market demand accounts ...    91,805         --           --          --        91,805
     Passbook accounts ......................    22,669         --           --          --        22,669
     FHLB advances ..........................     2,616        6,058       10,640      29,084      48,398
                                                  -----        -----       ------      ------      ------
          Total interest-bearing
          liabilities .......................   320,125       62,604       26,018      30,705     439,452
                                                -------       ------       ------      ------     -------
Interest rate sensitivity gap ...............    (3,857)      (1,243)      29,591      32,860      57,351
Cumulative interest rate sensitivity gap ....  $ (3,857)      (5,100)      24,491      57,351
Cumulative interest rate sensitivity gap
          to total assets....................      (.70)%       (.93)%       4.45%      10.41%



     Management carefully measures and monitors interest rate sensitivity and believes that its operating strategies offer protection against interest rate risk. As required by various regulatory authorities, FLAG's Board of Directors has established an interest rate risk policy, which sets specific limits on interest rate risk exposure. Adherence to this policy is reviewed quarterly by the Board of Directors' Asset Liability Committee.

     Management has maintained positive ratios of average interest-earning assets to average interest-bearing liabilities. As represented in Table 1 this ratio, based on average balances for the respective years, was 113% in 1998, 112% in 1997 and 114% in 1996.

     Table 10 presents the expected maturity of the total investment securities by maturity date and average yields based on amortized cost at December 31, 1998. It should be noted that the composition and maturity/repricing distribution of the investment portfolio is subject to change depending on rate sensitivity, capital needs and liquidity needs.

LIQUIDITY

     The Banks are required under federal regulations to maintain in cash and eligible short-term investment securities a monthly average of 5.0% of net withdrawable deposits and borrowings payable in one year or less. The Banks' liquidity was 17.0% at December 31, 1998 and 9.7% at December 31, 1997.

     The Banks' primary sources of liquidity (funds) are deposit inflows, loan repayments, proceeds from sales of loans and securities, advances from the FHLBA and earnings from investments. Short-term deposits, particularly noninterest-bearing checking accounts, are becoming a more significant source of liquidity than they have been historically to the Banks. Advances from the FHLBA were $48.4 million and $47.8 million, respectively, at December 31, 1998 and 1997.

     Subject to certain limitations, the Banks may borrow funds from the FHLBA in the form of advances. Credit availability from the FHLBA to the Banks are based on the Banks' financial and operating condition. Credit availability from the FHLBA to the Banks was approximately $68.0 million at December 31, 1998. In addition to creditworthiness, the Banks must own a minimum amount of FHLBA capital stock. This minimum is 5.0% of outstanding FHLBA advances. Unused borrowing capacity at December 31, 1998, was $19.6 million. The Banks use FHLBA advances for both long-term and short-term liquidity needs. Other than normal banking operations, the Banks have no long-term liquidity needs. The Banks have never been involved with highly leveraged transactions that may cause unusual potential long-term liquidity needs.

     The Consolidated Statements of Cash Flows for the three years ended December 31, 1998 detail FLAG's sources and uses of funds for those periods.

CAPITAL RESOURCES AND DIVIDENDS

     Stockholders' equity at December 31, 1998 increased 6.2% from December 31, 1997. This growth resulted from 1998 earnings and the increase in unrealized gains on securities available -for-sale. Dividends of $1.3 million or $.20 per share were declared and paid in 1998 compared to $.13 per share in 1997.

     Average stockholders' equity as a percent of total average assets is one measure used to determine capital strength. The ratio of average stockholders' equity to average total assets was 8.64% for 1998 and 9.31% for 1997. Table 11 summarizes these and other key ratios for FLAG for each of the last three years.

     The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") required federal banking agencies to take "prompt corrective action" with regard to institutions that do not meet minimum capital requirements. As a result of FDICIA, the federal banking agencies introduced an additional capital measure called the "Tier 1 risk-based capital ratio." The Tier 1 ratio is the ratio of core capital to risk adjusted total assets. Note 10 to the Consolidated Financial Statements presents a summary of FDICIA's capital tiers compared to FLAG's and the Banks' actual capital levels. The Banks exceeded all requirements of a "well-capitalized" institution at December 31, 1998. The pending mergers (see "Pending Acquisitions" will not significantly reduce FLAG's capital ratios and management will continue leveraging capital to increase return on stockholders' equity.

TABLE 10

Expected Maturity of Investments
(dollars in thousands)


                                                     After One But    After Five But
                                  Within One Year  Within Five Years Within Ten Years After Ten Years
                                   Amount  Yield     Amount  Yield    Amount  Yield   Amount  Yield   Totals
                                   ------  -----     ------  -----    ------  -----   ------  -----   ------
Securities held-to-maturity:
State, county and municipals .   $   110    5.38%    826    5.15%      2,014   4.93%    161   5.03%  3,111
Mortgage-backed securities ...        --     --      --       --         --      --      87   6.75%     87
Collateralized mortgage
      obligations ............         4    8.75%     --       --      1,033   7.40%     --     --   1,037
                                       -    ----                       -----   ----                  -----
                                     114    5.50%     826    5.15%     3,047   5.77%    248   5.63%  4,235
                                     ---    ----      ---    ----      -----   ----     ---   ----   -----
Securities available-for-sale:
U.S. Treasury and agencies ...     7,174    5.71%   7,254    5.75%     3,140   6.59%    501   6.00% 18,069
State, county and municipals .       333    5.23%   1,555    4.81%     1,976   4.33%  4,162   5.48%  8,026
Corporate debt securities ....       999    4.70%     --       --        --      --      --     --     999
Equity securities ............     3,710    6.41%     --       --        --      --      --     --   3,710
Mortgage-backed securities ...       173    5.45%   3,108    6.70%     1,690   7.37% 24,996   6.95% 29,967
Collateralized mortgage
      obligations ............       528    6.80%     136    7.00%     7,762   5.90%  3,094   5.70% 11,520
                                     ---    ----      ---    ----      -----   ----   -----   ----  ------
                                  12,917    5.86%  12,053    5.89%    14,568   6.01% 32,753   6.63% 72,291
                                  ------    ----   ------    ----     ------   ----  ------   ----  ------
Total ........................   $13,031    5.86%  12,879    5.84%    17,615   5.96% 33,001   6.60% 76,526
                                 =======    ====   ======    ====     ======   ====  ======   ====  ======


PROVISION OF RINCOME TAXES

     The provision for income taxes was $303,000 in 1998, versus $1,820,000 in 1997 and $451,000 in 1996. The effective actual tax rates for 1998, 1997 and 1996 (tax provision as a percentage of income before taxes) were 13%, 30% and 21%, respectively. These tax rates are lower than the statutory Federal tax rate of 34% primarily due to interest income on tax exempt securities. See FLAG's consolidated financial statements for an analysis of income taxes.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation.

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation. The liquidity and maturity structures of FLAG's assets and liabilities are critical to the maintenance of acceptable performance levels.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for
Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. SFAS No. 133 is effective for all fiscal quarters in fiscal years beginning after June 15, 1999, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held-to-maturity security into the available-for-sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. FLAG believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

TABLE 11

Equity Ratios

                                        Years Ended December 31,
                                        ------------------------
                                         1998     1997     1996
                                         ----     ----     ----
Return on average assets .........        .36%     .93%     .41%
Return on average equity .........       4.19%    9.97%    4.24%
Dividend payout ratio ............      66.55%   19.47%   48.02%
Average equity to average assets..       8.64%    9.31%    9.70%

Table of Contents to Consolidated Financial Sstatements

Report of Independent Certified Public Accountants .......   26
Consolidated Balance Sheets ..............................   27
Consolidated Statements of Earnings ......................   28
Consolidated Statements of Comprehensive Income 29
Consolidated Statements of Changes in Stockholders' Equity   30
Consolidated Statements of Cash Flows ....................   31
Notes to Consolidated Financial Statements ...............   33

Report of Independent Certified Public Accountants

The Board of Directors
FLAG Financial Corporation
LaGrange, Georgia

We have audited the accompanying consolidated balance sheets of FLAG Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the related statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of FLAG's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 consolidated financial statements of FLAG Financial Corporation and subsidiary and the 1997 and 1996 consolidated financial statements of Three Rivers Bancshares, Inc. and subsidiary, all of which were pooled with Middle Georgia Bankshares, Inc. and subsidiary, The Brown Bank and subsidiary and Empire Banking Corp. and subsidiary in 1998 as explained in note 2 to the consolidated financial statements. Those statements are included in the accompanying consolidated financial statements and reflect total assets of $34,548,811 as of December 31, 1997 and net earnings of $662,466 and $221,184 for the years ended December 31, 1997 and 1996, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to these amounts, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FLAG Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                             /s/Porter Keadle Moore, LLP


Atlanta, Georgia
January 29, 1999, except for note 18,
  as to which the date is March 12, 1999

Consolidated Balance Sheets

December 31, 1998 and 1997

                                                              1998            1997
                                                              ----            ----
ASSETS
     Cash and due from banks, including
      reserve requirements of $1,970,000 and $1,584,000   $ 25,246,090     18,427,230
     Federal funds sold ...............................     23,330,000     10,645,000
                                                            ----------     ----------
     Cash and cash equivalents ........................     48,576,090     29,072,230
     Interest-bearing deposits ........................      1,695,167      3,168,353
     Investment securities
          available-for-sale ..........................     72,291,309     83,119,392
     Investment securities
      held-to-maturity (fair value
      o f$4,361,256 in 1998 and
      $6,031,158 in 1997) .............................      4,234,998      5,972,993
     Other investments ................................      6,382,443      5,933,543
     Mortgage loans held for sale .....................      5,941,739      3,481,678
     Loans, net .......................................    377,359,122    348,773,865
     Premises and equipment, net ......................     14,887,215     14,119,031
     Other assets .....................................     19,413,502     18,445,705
                                                            ----------     ----------
          Total assets ................................   $550,781,585    512,086,790
                                                          ============    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
     Demand ...........................................   $ 55,744,640     48,471,856
     Interest-bearing demand ..........................     91,804,621     78,272,387
     Savings ..........................................     22,668,610     23,183,721
     Time .............................................    190,778,268    188,931,198
     Time, over $100,000 ..............................     85,802,186     73,594,976
                --------                                    ----------     ----------
          Total deposits ..............................    446,798,325    412,454,138

     Federal funds purchased ..........................           --          170,000
     Advances from Federal Home Loan Bank .............     48,398,478     47,798,059
     Other liabilities ................................      7,720,125      6,589,591
                                                             ---------      ---------
          Total liabilities ...........................    502,916,928    467,011,788
                                                           -----------    -----------

     Stockholders' equity:
     Preferred stock (10,000,000 shares
          authorized; none issued and outstanding) ....           --             --
     Common stock ($1 par value, 20,000,000
          shares authorized, 6,560,004 and
          6,524,239 shares issued and outstanding
          in 1998 and 1997, respectively) .............      6,560,004      6,524,239
     Additional paid-in capital .......................     10,487,618     10,320,527
     Retained earnings ................................     28,886,607     28,231,052
     Accumulated other comprehensive income ...........      1,930,428           (816}
                                                             ---------           ----
               Total stockholders' equity .............     47,864,657     45,075,002
                                                            ----------     ----------
               Total liabilities and
                stockholders' equity ..................   $550,781,585    512,086,790
                                                          ============    ===========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

For the Years Ended December 31, 1998, 1997 and 1996

                                                      1998         1997            1996
                                                      ----         ----            ----
Interest Income:
     Interest and fees on loans ...............   $38,409,086    32,803,344     28,907,264
     Interest on investment securities ........     5,105,986     5,276,961      5,098,080
     Interest-bearing deposits ................       325,199       198,064        101,695
     Federal funds sold .......................       891,775       451,580        500,984
                                                      -------       -------        -------
          Total interest income ...............    44,732,046    38,729,949     34,608,023
                                                   ----------    ----------     ----------
Interest Expense:
     Deposits .................................    18,729,042    16,858,904     14,931,861
     Borrowings ...............................     3,180,425     1,764,773      1,441,442
                                                    ---------     ---------      ---------
          Total interest expense ..............    21,909,467    18,623,677     16,373,303
                                                   ----------    ----------     ----------
          Net interest income before
           provision for loan losses ..........    22,822,579    20,106,272     18,234,720
                                                   ----------    ----------     ----------

Provision for Loan Losses .....................     3,382,000     1,596,188      4,474,529
                                                    ---------     ---------      ---------
          Net interest income after
           provision for loan losses ..........    19,440,579    18,510,084     13,760,191
                                                   ----------    ----------     ----------

Other Income:
     Fees and service charges .................     4,618,598     4,232,022      3,801,862
     Gain on sales of investment
          securities ..........................       290,931       171,161        236,120
     Gain on sales of loans ...................       884,603       821,175        595,535
     Gain (loss) on other real
          estate, net .........................        26,370       (82,719)       (79,643)
     Other ....................................     1,618,109     1,002,357        662,442
                                                    ---------     ---------        -------
          Total other income ..................     7,438,611     6,143,996      5,216,316
                                                    ---------     ---------      ---------

Other Expenses:
     Salaries and employee benefits ...........    10,949,030     8,912,563      7,552,501
     Occupancy ................................     3,930,390     3,350,915      2,660,303
     Other operating ..........................     9,737,392     6,259,666      6,612,567
                                                    ---------     ---------      ---------
          Total other expenses ................    24,616,812    18,523,144     16,825,371
                                                   ----------    ----------     ----------
          Earnings before provision
            for income taxes ..................     2,262,378     6,130,936      2,151,136
Provision for income taxes ....................       302,750     1,820,188        451,333
                                                      -------     ---------        -------
     Net earnings .............................   $ 1,959,628     4,310,748      1,699,803
                                                  ===========     =========      =========
Basic earnings per share ......................   $       .30           .66            .26
                                                  ===========           ===            ===
Diluted earnings per share ....................   $       .30           .66            .26
                                                  ===========           ===            ===


See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 1998, 1997 and 1996


                                                    1998      1997        1996
                                                    ----      ----        ----
Net earnings ...............................   $ 1,959,628  4,310,748   1,699,803
     Other comprehensive income, net of tax:
     Unrealized gains (losses) on investment
        securities available-for-sale:
          Unrealized gains arising during
           the period, net of tax of
           $1,294,219, $277,094 and $61,559,
           respectively ....................     2,111,621    452,100     100,439
     Less reclassification adjustment for
        gains included in net earnings, net
        of tax of $110,554, $65,041 and
        $89,726, respectively ..............      (180,377)  (106,120)   (146,394)
                                                  --------   --------    --------
Other comprehensive income .................     1,931,244    345,980     (45,955)
                                                 ---------    -------     -------
Comprehensive income .......................   $ 3,890,872  4,656,728   1,653,848
                                               ===========  =========   =========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 1998, 1997 and 1996

                                                                                          Accumulated
                                                            Additional                       Other
                                             Common         Paid-in       Retained        Comprehensive
                                              Stock         Capital       Earnings            Income       Total
                                              -----         -------       --------            ------       -----
Balance, Cecember 31, 1995,
     as previously stated ..............   $ 2,874,000      6,561,001     11,580,579       (317,364)    20,698,216
   Adjustment to reflect
      pooling of interests .............     3,466,822      3,086,589     12,295,308         16,523     18,865,242
                                             ---------      ---------     ----------         ------     ----------
Balance, Cecember 31, 1995 .............     6,340,822      9,647,590     23,875,887       (300,841)    39,563,458
     Treasury stock activity of
        pooled entity ..................       (43,083)       (19,770)          --             --          (62,853)
     Exercise of stock options .........       180,311        450,318           --             --          630,629
     Issuance of common stock ..........        37,543        191,981           --             --          229,524
     Change in unrealized loss
        on securities available-for-sale          --             --             --          (45,955)       (45,955)
     Net earnings ......................          --             --        1,699,803           --        1,699,803
     Dividends declared ................          --             --         (816,185)          --         (816,185)
                                                                            --------                      --------
Balance, December 31, 1996 .............     6,515,593     10,270,119     24,759,505       (346,796)    41,198,421
     Treasury stock activity of
       pooled entity ...................         8,646         50,408           --             --           59,054
     Change in unrealized loss
        on securities available-for-sale          --             --             --          345,980        345,980
     Net earnings ......................          --             --        4,310,748           --        4,310,748
     Dividends declared ................          --             --         (839,201)          --         (839,201)
                                                                            --------                      --------
Balance, December 31, 1997 .............     6,524,239     10,320,527     28,231,052           (816)    45,075,002
     Treasury stock activity of
       pooled entity ...................        26,265        103,653           --             --          129,918
     Exercise of  stock options ........         9,500         63,438           --             --           72,938
     Change in unrealized gain (loss)on
        securities available-for-sale ..          --             --             --        1,931,244      1,931,244
     Net earnings ......................          --             --        1,959,628           --        1,959,628
     Dividends declared ................          --             --       (1,304,073)          --       (1,304,073)
                                                                          ----------                    ----------
Balance, December 31, 1998 .............   $ 6,560,004     10,487,618     28,886,607      1,930,428     47,864,657
                                           ===========     ==========     ==========      =========     ==========


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 1998, 1997 and 1996

                                                           1998           1997            1996
                                                           ----           ----            ----

Cash Flows from Operating Activities:
     Net earnings                                   $    1,959,628     4,310,748       1,699,803
     Adjustments to reconcile net earnings
       to net cashprovided by operating activities:
          Depreciation, amortization and accretion       2,391,666     1,825,266       1,573,733
          Provision for loan losses ...............      3,382,000     1,596,188       4,474,529
          Provision for deferred taxes ............      (335,713)       861,873
          Gains on sales of securities ............      (290,931)      (172,438)       (236,120)
          Gain on sales of loans ..................      (884,603)      (825,065)       (595,535)
          (Gain) loss on other real estate ........       (26,370)        64,780          83,565
          Change in:
            Mortgage loans held for sale ..........    (1,575,458)    (1,317,157)       (887,549)
            Other .................................    (3,836,730)     1,185,977       1,692,569
                                                       ----------      ---------       ---------
              Net cash provided by
              operating activities ................       783,489      7,530,172       6,854,002
                                                          -------      ---------       ---------

Cash Flows From Investing Activities:
     Net change in  interest-bearing deposits .....     1,473,186     (1,841,246)        411,725
     Proceeds from sales and maturities
          of securitiesavailable-for-sale .........    60,550,406     58,820,823      37,952,887
     Proceeds from maturities of
           securities held-to-maturity ............     1,696,422        966,861       1,477,484
     Proceeds from sale of other investments ......     5,764,366        225,400            --
     Purchases of other investments ...............    (6,078,968)      (963,595)       (517,810)
     Purchases of securities available-for-sale ...   (46,602,265)   (67,422,382)    (34,024,310)
     Purchases of securities held-to-maturity .....          --             --          (407,039)
     Net change in loans ..........................   (29,887,886)   (51,149,424)    (37,407,101)
     Proceeds from sales of other real estate .....     1,111,560         22,590         599,937
     Purchases of premises and equipment ..........    (3,283,425)    (3,030,277)     (2,141,637)
     Proceeds from sale of premises and equipment .       475,347           --              --
     Purchase of cash surrender value
          of life insurance .......................      (376,919)      (243,652)        (72,962)
     Cash acquired in branch acquisition,
        net of premium paid .......................          --       25,416,547            --
     Other ........................................          --            1,441          90,930
                                                                           -----          ------
          Net cash used in investing activities ...   (15,158,176)   (39,196,914)    (34,037,896)
                                                      -----------    -----------     -----------

For the Years Ended December 31, 1998, 1997 and 1996

                                                             1998        1997           1996
                                                              ----        ----           ----

Cash Flows From Financing Activities:
     Net change in deposits ..........................    34,344,187   16,333,598     34,782,295
     Change in Federal funds purchased ...............      (170,000)  (2,870,000)     3,040,000
     Proceeds from FHLB advances .....................    25,000,006   42,858,772     16,879,346
     Payments of FHLB advances .......................   (24,399,587) (16,033,339)   (28,213,334)
     Proceeds from exercise of stock options .........        72,938         --          630,629
     Proceeds from issuance of common stock ..........          --           --          187,604
     Treasury stock transactions of
          pooled entities ............................       129,918       59,053        (20,933)
     Cash dividends paid .............................    (1,098,915)    (839,201)      (786,644)
     Other ...........................................          --        (16,114)        (4,360)
                                                                          -------         ------
          Net cash provided by financing
             activities ..............................    33,878,547   39,492,769     26,494,603
                                                          ----------   ----------     ----------
          Net change in cash and cash equivalents ....    19,503,860    7,826,027       (689,291)
     Cash and cash equivalents at
          beginning of year ..........................    29,072,230   21,246,203     21,935,494
                                                          ----------   ----------     ----------
     Cash and cash equivalents at end of year ........  $ 48,576,090   29,072,230     21,246,203
                                                        ============   ==========     ==========

Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for:
          Interest ...................................  $ 21,584,257   18,138,346     16,307,618
          Income taxes ...............................  $  1,152,848    1,645,210      1,596,745


Supplemental Schedule of Noncash Investing and
Financing Activities:
     Real estate acquired through foreclosure ........  $  2,079,371      704,649      1,260,775
     Change in unrealized gain (loss) on
          securities available-for-sale, net of tax ..  $  1,931,244      345,980
     Increase (decrease) in dividends payable ........  $    205,158         --           29,541
     Deposit liabilities assumed in
          branch acquisition .........................  $ 29,083,191         --
     Assets acquired in branch acquisition, other
          than cash and cash equivalents .............  $       --      1,660,756           --


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The consolidated financial statements include the accounts of FLAG Financial Corporation "FLAG"), its wholly - owned subsidiaries First Flag Bank, formerly First Federal Savings Bank of LaGrange ("First Flag") and First Flag's wholly-owned subsidiary Piedmont Mortgage Service, Inc. ("Piedmont"), Citizens Bank ("Citizens"), Bank of Milan ("Milan") and Empire Banking Company ("Empire") ("the Banks", collectively). All significant intercompany accounts and transactions have been eliminated in consolidation.

     FLAG is a multi-bank holding company formed in 1994 whose business is conducted primarily by the Banks. FLAG is subject to regulation under the Bank Holding Company Act of 1956. The Banks are primarily regulated by the Georgia Department of Banking and Finance ("DBF") and the Federal Deposit Insurance Corporation ("FDIC"). The Banks provide a full range of commercial, mortgage and consumer banking services in West-Central, Middle and South Georgia. Piedmont is an appraisal service company working principally for First Flag and as a brokerage service to individuals.

     The accounting principles followed by FLAG and its subsidiaries, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, the valuation allowance for mortgage servicing rights and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

Cash and Cash Equivalents

     Cash equivalents include amounts due from banks and Federal funds sold. Generally, Federal funds are sold for one-day periods.

Investment Securities

     FLAG classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. There were no trading securities at December 31, 1998 and 1997. Securities held-to-maturity are those securities for which FLAG has the ability and intent to hold to maturity. All other securities are classified as available-for-sale. Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available-for-sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. A decline in the market value of any available-for-sale or held-to-maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses are included in earnings and the cost of securities sold are derived using the specific identification method.

Other Investments

     Other investments include Federal Home Loan Bank ("FHLB") stock, other equity securities with no readily determinable fair value and an investment in a limited partnership. An investment in FHLB stock is required by law for a federally insured savings bank. Additionally, FLAG owns a 39.6% interest in a limited partnership, which invests in multi-family real estate and passes low income housing credits to the investors. FLAG recognizes these tax credits in the year received. These investments are carried at cost, which approximates fair value.

Mortgage Loans Held for Sale

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes, if any, in the valuation allowance are included in the determination of net earnings in the period in which the change occurs. Gains and losses from the sale of loans are determined using the specific identification method.

Loans, Loan Fees and Interest Income

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding unpaid principal balances, net of the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual lives of the loans, adjusted for estimated prepayments based on the Banks' historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment to the yield. Premiums and discounts on purchased loans are amortized over the remaining lives of the loans using the level-yield method. Fees arising from servicing loans for others are recognized as earned.

     FLAG considers a loan impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or at the loa's observable market price, or the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using a cash basis method of accounting during the time within that period in which the loans were impaired.

Leasing

     First Flag originates commercial and consumer leases through its leasing division. Interest income on leases is recorded on the accrual basis and a provision for possible losses on leases is recorded as a charge to earnings.

Allowance for Loan Losses

     The allowance for loan losses is established through provisions for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount which, in management's judgment, will be adequate to absorb losses on existing loans that may become uncollectible. The allowance is established through consideration of such factors as changes in the nature and volume of the portfolio, adequacy of collateral, delinquency trends, loan concentrations, specific problem loans, and economic conditions that may affect the borrower's ability to pay.

     FLAG's judgment in determining the adequacy of the allowance for loan losses is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, FLAG uses a loan grading system that rates loans in eight different categories. Loans are allocated loss ranges based on these categories. The results of the allocated losses are compared to the recorded allowance on a periodic basis and material deficiences are adjusted by increasing the provision for loan losses.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review FLAG's allowance for loan losses. Such agencies may require FLAG to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Other Real Estate Owned

     Real estate acquired through foreclosure is carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Fair value is defined as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent writedowns are provided by a charge to operations through the allowance for losses on other real estate in the period in which the need arises.

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed currently. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. Depreciation expense is computed using the straight-line method over the following estimated useful lives:

          Buildings and improvements 15-40 years
          Furniture and equipment 3-10 years

Mortgage Servicing Rights

     FLAG's mortgage banking division accounts for mortgage servicing rights as a separate asset regardless of whether the servicing rights are acquired through purchase or origination. FLAG's mortgage servicing rights represent the unamortized cost of purchased and originated contractual rights to service mortgages for others in exchange for a servicing fee and ancillary loan administration income. Mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically adjusted for actual and anticipated prepayments of the underlying mortgage loans. Impairment analysis is performed quarterly after stratifying the rights by interest rate. Impairment, defined as the excess of the asset's carrying value over its current fair value, is recognized through a valuation allowance. At December 31, 1998 and 1997, no valuation allowances were required for FLAG's mortgage servicing rights.

     FLAG recognized approximately $750,000, $418,000 and $451,000 in servicing assets during 1998, 1997 and 1996, respectively, and recognized amortization expense relating to servicing assets of approximately $241,000, $149,000 and $204,000 during 1998, 1997 and 1996, respectively. The risk characteristics that FLAG uses to stratify recognized servicing assets for purposes of measuring impairment include the interest rate and term of the underlying loans serviced.

Core  Deposit  Intangible

     During 1997, Citizens entered into a Purchase and Assumption agreement with Wachovia Bank of Georgia, N.A. to acquire certain loans, deposits and other liabilities of a branch in Montezuma, Georgia and a former branch in Oglethorpe, Georgia ("branch acquisition") for a net purchase price approximating $2,095,000. The purchased core deposit intangible and the associated expenses have been capitalized and are being amortized using the straight-line method over the 15 year estimated average life of the deposit base acquired and is included as a component of other assets. Amortization expense approximated
$140,000  and  $58,000  for  the  years  ended   December  31,  1998  and  1997,
respectively.

Income  Taxes

     Deferred  tax  assets  and  liabilities  are  recorded  for the  future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

     In the event the future tax consequences of differences between the financial reporting bases and the tax bases of FLAG's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

     A deferred tax liability is not recognized for portions of the allowance for loan losses for income tax purposes in excess of the financial statement balance, as described in note 8. Such a deferred tax liability will only be recognized when it becomes apparent that those temporary differences will reverse in the foreseeable future.

  Net Earnings  Per Common Share

FLAG is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of earnings. Earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Additionally, FLAG must reconcile the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share". Earnings per common share for the years ended December 31, 1998, 1997 and 1996 are as follows:


                                                       Net          Common       Per
                                                     Earnings       Shares       Share
                                                    (Numerator)  (Denominator)   Amount
                                                    -----------  -------------   ------
For the year ended December 31, 1998
     Basic earnings per share ....................   $1,959,628    6,554,643      .30
     Effect of dilutive securities - stock options         --         31,665       --
                                                                      ------
     Diluted earnings per share ..................   $1,959,628    6,586,308      .30
                                                     ==========    =========      ===
For the year ended December 31, 1997
     Basic earnings per share ....................   $4,310,748    6,519,292      .66
     Effect of dilutive securities - stock options         --         29,364       --
                                                                      ------
     Diluted earnings per share ..................   $4,310,748    6,548,656      .66
                                                     ==========    =========      ===
For the year ended December 31, 1996
     Basic earnings per share ....................   $1,699,803    6,481,022      .26
     Effect of dilutive securities - stock options         --         12,149        -
                                                                      ------
     Diluted earnings per share ..................   $1,699,803    6,493,171      .26
                                                     ==========    =========      ===

Recent Accounting Pronouncements

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. SFAS No. 133 is effective for all fiscal quarters in fiscal years beginning after June 15, 1999, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held- to-maturity security into the available-for-sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. FLAG believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

NOTE 2.  BUSINESS COMBINATIONS

     Effective March 31, 1998, FLAG acquired, for approximately 1.5 million shares of its common stock, all of the outstanding stock of Middle Georgia Bankshares, Inc., the holding company of the $129 million Citizens Bank, located in Vienna, Georgia. Effective May 8, 1998, FLAG acquired, for approximately 597,000 shares of its common stock all of the outstanding stock of Three Rivers Bancshares, Inc., the holding company of the $35 million Bank of Milan, located in Milan, Georgia. Effective December 11, 1998, FLAG acquired, for approximately
1.1 million shares of its common stock, all of the outstanding stock of Empire Bank Corp., the holding company of the $70 million Empire Banking Company, located in Homerville, Georgia. Effective December 31, 1998, FLAG acquired, for approximately 255,000 shares of its common stock, all of the outstanding stock of The Brown Bank ("Brown"), a $31 million bank located in Metter, Georgia. These acquisitions were accounted for as pooling of interests and accordingly, the consolidated financial statements for all periods presented have been restated to include the financial position and results of operations as if the combination had occurred on January 1, 1996.

     The following is a reconciliation of the amounts of net interest income and net earnings previously reported with the restated amounts:

                             1997             1996
                             ----             ----
Net interest income:
     FLAG ...........   $  8,542,364       8,721,592
     Citizens .......      5,623,192       4,667,851
     Milan ..........      1,831,118       1,367,223
     Empire .........      2,615,732       2,269,478
     Brown ..........      1,493,866       1,208,576
                           ---------       ---------
          As restated   $ 20,106,272      18,234,720
                        ============      ==========

Net earnings (loss):
     FLAG ...........   $  2,033,114        (177,626)
     Citizens .......      1,053,118       1,065,064
     Milan ..........        662,466         398,810
     Empire .........        693,347         246,172
     Brown ..........       (131,297)        167,383
                            --------         -------
     As restated ....   $  4,310,748       1,699,803
                        ============       =========

NOTE 3.  INVESTMENT SECURITIES

     Investment securities at December 31, 1998 and 1997 are summarized as follows:

                                                           December 31, 1998
                                                            -----------------
                                                           Gross         Gross        Estimated
                                           Amortized     Unrealized    Unrealized        Fair
                                              Cost         Gains         Losses         Value
                                              ----         -----         ------         -----
Securities available-for-sale
     U.S. Treasuries and agencies ......   $17,908,611      180,458       20,399      18,068,670
     State, county and municipals ......     7,794,302      240,154        8,051       8,026,405
     Corporate debt securities .........       997,809          873          --          998,682
     Equity securities .................     1,028,463    2,730,231       48,991       3,709,703
     Mortgage-backed securities ........    29,862,601      195,155       90,391      29,967,365
     Collateralized mortgage obligations    11,594,459       30,792      104,767      11,520,484
                                            ----------       ------      -------      ----------
                                           $69,186,245        3,377      272,599      72,291,309
                                           ===========        =====      =======      ==========
Securities held-to-maturity
     State, county and municipals ......   $ 3,111,584      139,510          --        3,251,094
     Mortgage-backed securities ........        86,778        2,749          872          88,655
     Collateralized mortgage obligations     1,036,636          990       16,119       1,021,507
                                             ---------          ---       ------       ---------
                                           $ 4,234,998      143,249       16,991       4,361,256
                                           ===========      =======       ======       =========

                                                          December 31, 1997
                                                          -----------------
                                                            Gross         Gross       Estimated
                                            Amortized     Unrealized    Unrealized       Fair
                                               Cost         Gains         Losses         Value
                                               ----         -----         ------         -----
Securities available-for-sale
     U.S. Treasuries and agencies ......   $28,061,226      135,716       34,916      28,162,026
     State, county and municipals ......     6,677,231      126,077       35,859       6,767,449
     Corporate debt securities .........       989,300       10,700           --       1,000,000
     Equity securities .................     1,124,996      125,370        1,817       1,248,549
     Mortgage-backed securities ........    30,048,443      216,612      177,519      30,087,536
     Collateralized mortgage obligations    16,226,434       11,031      383,633      15,853,832
                                            ----------       ------      -------      ----------
                                           $83,127,630      625,506      633,744      83,119,392
                                           ===========      =======      =======      ==========
Securities held-to-maturity
     U.S. Treasuries and agencies ......   $   199,536          --            36         199,500
     State, county and municipals ......     3,165,622       97,841          948       3,262,515
     Mortgage-backed securities ........       103,140        1,160           --         104,300
     Collateralized mortgage obligations     2,504,695        2,037       41,889       2,464,843
                                             ---------        -----       ------       ---------
                                           $ 5,972,993      101,038       42,873       6,031,158
                                           ===========      =======       ======       =========


     The amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                       Securities Available-   Securities Held-
                                             For-Sale             to-Maturity
                                             --------             -----------
                                  Amortized     Estimated     Amortized   Estimated
                                     Cost       Fair Value      Cost      Fair Value
                                     ----       ----------      ----      ----------
U.S. Treasuries and agencies
  and state, county and municipals:
     Within 1 year ...........   $ 7,481,578     7,506,875       109,966    112,096
     1 to 5 years ............     8,729,766     8,809,323       826,293    849,368
     5 to 10 years ...........     4,959,721     5,115,907     2,014,091  2,122,766
     More than 10 years ......     4,531,848     4,662,970       161,234    166,864
                                  ---------     ---------       -------    -------
                                  25,702,913    26,095,075     3,111,584  3,251,094
                                  ==========    ==========     =========  =========

     Equity securities .......     1,028,463     3,709,703          --         --
     Corporate debt securities       997,809       998,682          --         --
     Mortgage-backed securities
        obligations ..........    11,594,459    11,520,484     1,036,636  1,021,507
                                  ----------    ----------     ---------  ---------
                                 $69,186,245    72,291,309     4,234,998  4,361,256
                                 ===========    ==========     =========  =========



     There were no sales of securities held-to-maturity during 1998, 1997 and 1996. Proceeds from sales of securities available-for-sale during 1998, 1997 and 1996 totalled approximately $13,650,000, $8,356,000 and $17,805,000, respectively. Gross gains of approximately $325,000, $186,000 and $267,000 and gross losses of approximately $34,000, $15,000 and $31,000 were realized on those sales for the years ended December 31, 1998, 1997 and 1996, respectively.

     Securities and interest-bearing deposits with a carrying value of approximately $54,683,000 and $49,901,000 at December 31, 1998 and 1997,
respectively, were pledged to secure advances from FHLB, U.S. Government and other public deposits. note 4. Loans Major classifications of loans at December 31, 1998 and 1997 are summarized as follows:

                                               1998              1997
                                               ----              ----
Commercial, financial and agricultural   $ 116,133,182       69,915,736
Real estate-construction .............      29,956,050       12,663,396
Real estate-mortgage .................     174,852,524      231,460,215
Installment loans to individuals .....      54,311,596       30,374,344
Lease financings .....................       7,673,877        9,308,213
                                             ---------        ---------
Gross loans ..........................     382,927,229      353,721,904
Less allowance for loan losses .......      (5,568,107)      (4,948,039)
                                            ----------       ----------
                                         $ 377,359,122      348,773,865
                                         =============      ===========

     FLAG concentrates its lending activities in the origination of permanent residential mortgage loans, commercial mortgage loans, agribusiness loans, timber loans, commercial business loans and consumer installment loans. The majority of the Banks' real estate loans are secured by real property located in West Central, Middle and South Georgia.

     FLAG has recognized impaired loans of approximately $3,700,000 and $191,000 at December 31, 1998 and 1997, respectively, with a total allowance for loan losses related to these loans of approximately $2,150,000 and $191,000, respectively. Interest income on impaired loans of approximately $150,000 and $17,000 was recognized for cash payments received in 1998 and 1997, respectively.

     Activity in the allowance for loan losses is summarized as follows for the years ended December 31, 1998, 1997and 1996:

                                                   1998            1997           1996
                                                   ----            ----           ----
Balance at beginning of  year ..............   $ 4,948,039      6,384,853      3,254,709
Provisions  charged  to  operations ........     3,382,000      1,596,188      4,474,529
Loans  charged  off ........................    (3,090,614)    (3,265,183)    (1,432,546)
Recoveries on loans  previously  charged off       328,682        232,181         88,161
                                                   -------        -------         ------
Balance at end of year .....................   $ 5,568,107      4,948,039      6,384,853
                                               ===========      =========      =========

     Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. Unpaid principal balances of these loans at December 31, 1998 and 1997 approximate $213,390,000 and $166,823,000, respectively. Custodial escrow balances maintained in connection with loan servicing, and included in demand deposits, were approximately $675,000 and $618,000 at December 31, 1998 and 1997, respectively.

     Mortgage loans secured by 1-4 family residences totalling approximately $57,393,000 were pledged as collateral for outstanding FHLB advances as of December 31, 1998.

NOTE 5.  PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1998 and 1997 are summarized as follows:


                                    1998          1997
                                    ----          ----
Land and land improvements ..   $ 1,655,012     1,555,012
Buildings and improvements ..    10,116,781     9,970,968
Furniture and equipment .....    13,758,342    12,049,938
                                 ----------    ----------
                                 25,530,135    23,575,918
Less accumulated depreciation    10,642,920     9,456,887
                                 ----------     ---------
                                $14,887,215    14,119,031
                                ===========    ==========


     Depreciation expense approximated $2,065,000, $1,630,000 and $1,343,000 at December 31, 1998, 1997 and 1996, respectively.

NOTE 6.  TIME DEPOSITS

     At  December  31,  1998,   contractual  maturities  of  time  deposits  are
summarized as follows:

     Year  ending  December  31,
          1999 ....................   $203,036,225
          2000 ....................     44,656,174
          2001 ....................     11,889,973
          2002 ....................      7,723,513
          2003 ....................      7,653,430
          2004  and  thereafter....      1,621,139
                                         ---------
                                      $276,580,454
                                      ============

NOTE 7. FHLB ADVANCES

     Advances FHLB advances are collateralized by FHLB stock, certain investment securities and first mortgage loans. Advances from the FHLB outstanding at December 31, 1998 bear fixed and floating interest rates ranging from 4.84% to 8.13% and mature as follows:

Year ending December 31,
          1999.................... $  2,616,254
          2000....................    5,616,254
          2001....................      441,536
          2002....................    7,342,786
          2003....................    3,297,000
          Thereafter..............   29,084,648
                                     ----------
                                    $48,398,478
                                    ===========

NOTE 8.  INCOME TAXES

     The following is an analysis of the components of income tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996:

                                      1998           1997          1996
                                      ----           ----          ----
Current ......................   $   638,463        958,315     1,402,326
Deferred .....................      (203,543)       918,373    (1,067,993)
Change in valuation  allowance      (132,170)       (56,500)      117,000
                                    --------        -------       -------
                                 $   302,750      1,820,188       451,333
                                 ===========      =========       =======

     The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                            1998           1997           1996
                                            ----           ----           ----
Pretax income at statutory rate .....   $   769,209      2,084,517        731,387
Add (deduct):
     Tax-exempt interest income .....      (322,540)      (290,923)      (173,307)
     State income taxes, net of
          federal effect ............        30,768        164,353
     Increase in cash surrender value
          of life insurance .........       (63,837)       (75,192)       (15,064)
     Nondeductible merger expenses ..       109,131           --             --
     Change in valuation allowance ..      (132,170)       (56,500)       117,000
     Other ..........................       (87,811)        (6,067)      (174,560)
                                            -------         ------       --------
                                        $   302,750      1,820,188        451,333
                                        ===========      =========        =======

     The following summarizes the net deferred tax asset. The deferred tax asset is included as a component of other assets at December 31, 1998 and 1997.

                                                    1998    1997
Deferred tax assets:
     Allowance for loan losses ......................   $1,500,497    1,195,053
     Allowance for other real estate owned ..........       27,647       21,208
     Net operating loss carryforwards and credits ...      192,230      727,740
     Other ..........................................      227,679       73,093
                                                           -------       ------
          Total gross deferred tax assets ...........    1,948,053    2,017,094
          Less: valuation allowance .................         --       (132,170)
                                                                       --------
                                                         1,948,053    1,884,924
                                                         =========    =========
Deferred tax liabilities:
     Premises and equipment .........................      593,886      568,472
     Net deferred loan fees .........................       74,773      151,375
     Unrealized gain on securities available-for-sale    1,131,327         --
     Other ..........................................       96,298      317,694
                                                            ------      -------
          Total gross deferred tax liabilities ......    1,896,284    1,037,541
                                                         ---------    ---------
          Net deferred tax asset ....................   $   51,769      847,383
                                                        ==========      =======

     The  Internal  Revenue  Code  ("IRC") was  amended  during 1996 and the IRC section 593 reserve method for loan losses for thrift institutions was repealed. Effective January 1, 1996, First Flag now computes its tax bad debt reserve under the rules of IRC section 585, which apply to commercial banks. In years prior to 1996, First Flag obtained tax bad debt deductions approximating $2 million in excess of its financial statement allowance for loan losses for which no provision for federal income tax was made. These amounts were then subject to federal income tax in future years pursuant to the prior IRC section 593 provisions if used for purposes other than to absorb bad debt losses. Effective January 1, 1996, approximately $2 million of the excess reserve is subject to recapture only if First Flag ceases to qualify as a bank pursuant to the provisions of IRC section 585.

NOTE 8. EMPLOYEE AND DIRECTOR BENEFIT PLANS

     Defined  Contribution  Plans

     FLAG has an established retirement plan qualified pursuant to Internal Revenue Code section 401(k). The plan allows eligible employees to defer a portion of their income by making contributions into the plan on a pretax basis. The plan provides a matching contribution based on a percentage of the amount contributed by the employee. During the years ended 1998, 1997 and 1996, the Company contributed approximately $105,000, $59,000 and $49,000, respectively, to this plan.

     FLAG has established a profit-sharing plan for which substantially all employees are eligible. The Board of Directors makes discretionary contributions up to 15% of eligible compensation. The plan allows participants to direct up to 75% of their account balance and/or contributions to be invested in the common stock of FLAG. The trustee of the plan is required to purchase the FLAG stock at market value and may not acquire more than 25% of the issued and outstanding shares. During the years ended December 31, 1997 and 1996, FLAG recognized $194,000 and $185,000, respectively, in expense related to its obligations under the plan. FLAG recognized no such expense in 1998.

     The companies acquired in 1998 sponsored certain defined contribution employee benefit plans that have been terminated or merged into existing plans of FLAG. Under these plans, the acquired companies recognized expense of approximately $58,000, $88,000 and $78,000 in 1998, 1997 and 1996, respectively.
These  amounts  are  included  in  the  accompanying   statements  of  earnings.

     Directors'  Retirement Plan

     FLAG sponsors a defined contribution postretirement benefit plan to provide retirement benefits to certain of FLAG's and the Banks' Board of Directors and executive officers and to provide death benefits for their designated beneficiaries. Under this plan, split-dollar whole life insurance contracts were purchased on the lives of certain Directors and executive officers. The increase in cash surrender value of the contracts, less the Banks' cost of funds, constitutes FLAG's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, FLAG has no obligation to contribute to the plan. At December 31, 1998 and 1997, the cash surrender value of the insurance contracts was approximately $3,971,000 and $3,514,000, respectively. Expenses incurred for benefits were approximately $7,200, $22,000 and $66,000 during 1998, 1997 and 1996, respectively.

     Defined Benefit Plan

     Prior to 1998, FLAG sponsored a trusteed defined benefit pension plan which covered substantially all employees. This pension plan was frozen effective January 15, 1998 and terminated effective May 1, 1998 at which time all accrued benefits became fully vested. During 1998, FLAGfully funded the liability under this plan. As of December 31, 1998, approximately $139,000 of assets remained in this plan. These assets, which consist of cash and cash equivalents, will be distributed at the direction of the participants.

     The following is a reconciliation of the funded status of the plan as of December 31, 1997:

Accumulated benefit obligation including vested
benefits of $1,050,965 ...................................   $ 1,062,575
                                                             ===========
Projected benefit obligation for services rendered to date     1,635,798
Plan assets at fair value ................................     1,379,263
                                                               ---------
Projected benefit obligation in excess of plan assets ....      (256,535)
Unrecognized transition obligation .......................        15,755
Unrecognized prior service cost ..........................       141,472
Unrecognized net loss ....................................        (6,457)
                                                                  ------
Accrued pension liability ................................   $  (105,765)
                                                             ===========


     Net pension expense for the years ended December 31, 1997 and 1996 is summarized as follows:

                                                   1997          1996
                                                   ----          ----
Service cost - benefits earned ..............   $  93,676       71,238
Interest cost on projected benefit obligation     116,072       95,648
Actual return on plan assets ................     (99,024)     (85,327)
Net amortization ............................      12,191       12,191
                                                   ------       ------
                                                $ 122,915       93,750
                                                =========       ======

     The assumed rate of return on assets was 8% for 1997 and 1996, with an assumed discount rate of 8% and an assumed rate of compensation increase of 4.5% in 1997 and 5.5% in 1996. Prior service costs were generally amortized over a period of 17 years.

Stock Option Plan

     FLAG has an employee stock incentive plan and a director stock incentive plan. The plans were adopted for the benefit of directors and key officers and employees in order that they may purchase FLAG stock at a price equal to the fair market value on the date of grant. A total of 525,000 shares were reserved for possible issuance under the employee plan and 165,938 shares were reserved under the director plan. The options generally vest over a four-year period and expire after ten years.

     FLAG is encouraged, but not required, to compute the fair value of options at the date of grant and to recognize such costs as compensation expense immediately if there is no vesting period or ratably over the vesting period of the options. FLAG has chosen not to adopt the cost recognition principles, and therefore no compensation expense has been recognized in 1998, 1997 or 1996 related to the stock option plans. Had compensation cost been determined based upon the fair value of the options at the grant dates, FLAG's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below.

                                     1998            1997           1996
                                     ----            ----           ----
Net earnings
     As reported ........    $      1,959,628      4,310,748      1,699,803
     Pro forma ..........    $      1,516,077      4,290,038      1,696,464
Basic earnings per share
     As reported .........   $            .30            .66            .26
     Pro forma ...........   $            .23            .66            .26
Diluted earnings per share
     As reported .........   $            .30            .66            .26
     Pro forma ...........   $            .23            .65            .26

     The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions: dividend yield of 2%; volatility ranging from .4266 to .8531; risk free interest rate of 6% and an expected life of 5 years.

     A summary of activity in these stock option plans is presented below:


                                         1998              1997             1996
                                         ----              ----             ----
                                          Weighted            Weighted           Weighted
                                           Average             Average            Average
                                           Option              Option             Option
                                           Price               Price              Price
                                 Shares   Per Share  Shares   Per Share  Shares  Per Share
                                 ------   ---------  ------   ---------  ------  ---------
Outstanding, beginning of year   109,125    $ 7.01    69,000     $6.68   240,311   $4.27
Granted during the year ......   445,404     12.97    42,000      7.58     9,000    9.00
Cancelled during the year ....   (6,000)     13.33   (1,875)      7.50       --      --
Exercised during the year ....   (9,500)      7.68     --          --   (180,311)   3.59
                                 ------       ----                      --------    ----
Outstanding, end of year .....   539,029    $11.85   109,125     $7.01    69,000   $6.68
                                 -------    ------   -------     -----    ------   -----
Number of shares exercisable .   312,561             109,125              69,000
                                 =======             =======              ======


     The weighted average grant-date fair value of options granted in 1998, 1997 and 1996 was $6.12, $2.79 and $2.39, respectively. For these employee and director stock options, options outstanding at December 31, 1998 are exercisable at option prices ranging from $6.33 to $19.375 as presented in the table above. Such options have a weighted average remaining contractual life of approximately
8.5 years as of December 31, 1998.

NOTE 10.  STOCKHOLDERS' EQUTIY

     Shares of preferred stock may be issued from time to time in one or more series as established by resolution of the Board of Directors of FLAG, up to a maximum of 10,000,000 shares. Each resolution shall include the number of shares issued, preferences, special rights and limitations as determined by the Board.

     On May 18, 1998, FLAG declared a three-for-two stock split, payable on June 3, 1998. All share and per share amounts have been restated to reflect this stock split as if it had occurred on January 1, 1996.


NOTE 11.  REGULATORY MATTERS

     FLAG and the Banks are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998 that the Banks meet all capital adequacy requirements to which they are subject.

     Minimum ratios required by the Banks to ensure capital adequacy are 8% for total capital to risk weighted assets and 4% each for Tier 1 capital to average assets. Minimum ratios required by the Banks to be well capitalized under prompt corrective action provisions are 10% for total capital to risk-weighted assets, 6% for Tier 1 capital to risk-weighted assets and 5% for Tier 1 capital to average assets. Minimum amounts required for capital adequacy purposes and to be well capitalized under prompt corrective action provisions are presented below for FLAG and the Banks. Prompt corrective action provisions do not apply to bank holding companies. note 11. regulatory matters, continued


                                                                                  To Be Well
                                                                               Capitalized Under
                                                                For Capital    Prompt Corrective
                                                 Actual      Adequacy Purposes Action Provisions
                                                 ------      -----------------------------------
                                           Amount      Ratio  Amount    Ratio  Amount    Ratio
                                           (000's)           (000's)          (000's)
                                           -------    ------ -------    ----- -------    ------
As of December 31, 1998:
Total Capital (to Risk-Weighted Assets)
     FLAG consolidated .................   $51,390     14.0%  29,386     8.0%    N/A       N/A
     First Flag ........................   $18,418     10.5%  13,967     8.0%  17,459     10.0%
     Citizens ..........................   $13,883      9.9%  11,234     8.0%  14,043     10.0%
     Milan .............................   $ 4,393     13.7%   2,560     8.0%   3,200     10.0%
     Empire ............................   $ 7,734     14.2%   4,345     8.0%   5,432     10.0%
Tier 1 Capital (to Risk-Weighted Assets)
     FLAG consolidated .................   $45,934     12.5%  14,693     4.0%    N/A        N/A
     First Flag ........................   $18,418     10.5%   6,983     4.0%  10,475      6.0%
     Citizens ..........................   $12,134      8.6%   5,617     4.0%   8,426      6.0%
     Milan .............................   $ 3,992     12.5%   1,280     4.0%   1,920      6.0%
     Empire ............................   $ 7,134     13.1%   2,173     4.0%   3,259      6.0%
Tier 1 Capital (to Average Assets)
     FLAG consolidated .................   $45,934      8.4%  21,919     4.0%    N/A        N/A
     First Flag ........................   $18,418      7.0%  10,476     4.0%  13,095      5.0%
     Citizens ..........................   $12,134      7.1%   6,858     4.0%   8,573      5.0%
     Milan .............................   $ 3,992     10.2%   1,571     4.0%   1,963      5.0%
     Empire ............................   $ 7,134     10.3%   2,776     4.0%   3,470      5.0%
As of December 31, 1997:
Total Capital (to Risk-Weighted Assets)
     FLAG consolidated .................   $46,605     13.0%  28,645     8.0%    N/A       N/A
     First Flag ........................   $22,408     13.9%  12,871     8.0%  16,089     10.0%
     Citizens ..........................   $11,171      9.0%   9,905     8.0%  12,381     10.0%
     Milan .............................   $ 3,077     13.8%   1,790     8.0%   2,238     10.0%
     Empire ............................   $ 7,129     14.6%   3,893     8.0%   4,866     10.0%
Tier 1 Capital (to Risk-Weighted Assets)
     FLAG consolidated .................   $42,267     11.8%  14,323     4.0%    N/A        N/A
     First Flag ........................   $20,382     12.7%   6,436     4.0%   9,653      6.0%
     Citizens ..........................   $ 9,590      7.8%   4,953     4.0%   7,429      6.0%
     Milan .............................   $ 2,798     12.5%     895     4.0%   1,343      6.0%
     Empire ............................   $ 6,647     13.7%   1,947     4.0%   2,920      6.0%
Tier 1 Capital (to Average Assets)
     FLAG consolidated .................   $42,267      8.5%  19,854     4.0%    N/A        N/A
     First Flag ........................   $20,382      8.3%   9,883     4.0%  12,354      5.0%
     Citizens ..........................   $ 9,590      6.3%   6,110     4.0%   7,638      5.0%
     Milan .............................   $ 2,798      8.8%   1,270     4.0%   1,587      5.0%
     Empire ............................   $ 6,647     10.4%   2,550     4.0%   3,187      5.0%



     Banking regulations limit the amount of dividends the Banks can pay to FLAG without prior regulatory approval. These limitations are a function of excess regulatory capital and net earnings in the year the dividend is declared. In 1999, the Banks can pay dividends totalling approximately $2,000,000 without prior regulatory approval.

NOTE 12.  COMMITMENTS AND CONTINGENCIES

     FLAG has a partially self-insured health care plan for the benefit of eligible employees and their eligible dependents, administered by a third party administrator. Claims in excess of $15,000 per person annually, but less than $1,000,000, are covered by an insurance policy with Guarantee Mutual Life Company. FLAG is responsible for any claims less than $15,000 per person annually.

     FLAG is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to manage its cost of funds. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract amounts of these instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

     Commitments to originate first mortgage loans and to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counterparty. The Banks' loans are primarily collateralized by residential and other real properties, automobiles, savings deposits, accounts receivable, inventory and equipment located in Central and South Georgia.

     Standby letters of credit are written conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     FLAG's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. All standby letters of credit are secured at December 31, 1998 and 1997.

                                               1998         1997
                                               ----         ----
Financial instruments whose contract
   amounts represent credit risk:
Commitments to extend credit.............. $75,617,000    59,594,000
Standby letters of credit ................ $   767,000     1,486,000

NOTE 13.  RELATED PARTY TRANSACTIONS

     At December 31, 1998, deposits from directors, executive officers and their related interests aggregated approximately $797,000. These deposits were taken in the normal course of business at market interest rates.

     FLAG conducts transactions with its directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of FLAG to make loans to directors and executive officers on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 1998.

Balance at December 31, 1997..... $ 1,311,694
     New loans ..................     318,906
     Repayments .................    (901,902)
Balance at December 31, 1998..... $   728,698

NOTE 14. MISCELLANEOUS OPERATING EXPENSES

     Components of other operating expenses in excess of 1% of interest and other income for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                         1998      1997       1996
                                         ----      ----       ----
Advertising ......................   $  355,458   445,208    349,000
Data processing ..................   $1,312,761   729,330    611,645
Federal deposit insurance premiums   $  288,120   246,686  1,678,115
Telephone ........................   $  588,015   404,280    352,288


NOTE 15. FLAG FINANCIAL CORPORATION
        (Parent Company Only) Financial Information

Balance Sheets
December 31, 1998 and 1997

                                                         1998          1997
                                                         ----          ----
Assets
     Cash ........................................   $   392,796     1,081,780
     Investment securities .......................     3,538,348       942,883
     Investment in subsidiaries ..................    43,820,514    42,048,143
     Equipment, net ..............................       937,892       536,282
     Other assets ................................       271,093       889,276
                                                         -------       -------
        Total assets .............................   $48,960,643    45,498,364
                                                     ===========    ==========
Liabilities and Stockholders' Equity
     Accounts payable and accrued expenses .......   $ 1,095,986       423,362
     Stockholder' equity ........................    47,864,657    45,075,002
                                                      ----------    ----------
        Total liabilities and stockholder' equity   $48,960,643    45,498,364
                                                     ===========    ==========


Statements of Earnings
For the Years Ended December 31, 1998, 1997 and 1996

                                                1998           1997         1996
                                                 ----           ----         ----
Income:
     Dividend income from subsidiaries ...   $ 4,132,982      1,537,690     1,364,766
     Interest income .....................        23,438          7,357          --
     Other ...............................     1,472,914        147,890       136,757
                                               ---------        -------       -------
          Total income ...................     5,629,334      1,692,937     1,501,523
                                               ---------      ---------     ---------
Operating expenses:
     Interest expense ....................        32,933          1,333           347
     Other ...............................     4,555,443        595,309       430,074
                                               ---------        -------       -------
          Total operating expenses .......     4,588,376        596,642       430,421
                                               ---------        -------       -------
          Earnings before income tax
            benefit and equity in
            undistributed earnings of
            subsidiaries .................     1,040,958      1,096,295     1,071,102
Income tax benefit .......................     1,074,699        154,263        97,907
                                               ---------        -------        ------
     Earnings before equity in
     undistributed earnings of
     subsidiaries or dividends received
     in excess of earnings of subsidiaries     2,115,657      1,250,558     1,169,009
Dividends received in excess of
     earnings of subsidiaries ............      (156,029)          --            --
Equity in undistributed earnings
   of subsidiaries .......................          --        3,060,189       530,794
                                                              ---------       -------
     Net earnings ........................   $ 1,959,628      4,310,747     1,699,803
                                             ===========      =========     =========

Statements of Cash Flows

For the Years Ended December 31, 1998, 1997 and 1996

                                                                 1998           1997           1996
                                                                 ----           ----           ----
Cash flows from operating activities:
     Net earnings ........................................   $ 1,959,628      4,310,748      1,699,803
     Adjustments to reconcile net earnings to
          netcash provided by operating activities:
Depreciation and amortization ............................       124,713         26,588         26,588
          Gain on sale of investment securities ..........       (28,580)          --             --
          Dividends received in excess of earnings
                of subsidiaries ..........................       156,029           --             --
          Equity in undistributed earnings of subsidiaries          --       (3,060,189)      (530,794)
          Change in other assets and liabilities .........     1,085,649         90,214       (149,876)
                                                               ---------         ------       --------
               Net cash provided by operating activities .     3,297,439      1,367,361      1,045,721
                                                               ---------      ---------      ---------
Cash flows from investing activities:
     Purchase of investment securities ...................      (273,941)      (502,665)      (214,752)
     Purchase of equipment ...............................      (526,323)      (536,282)          --
     Investment in subsidiaries ..........................    (2,554,157)          --         (985,255)
     Proceeds from sale of investment securities .........       264,057           --           25,000
                                                                 -------                        ------
               Net cash used in investing activities .....    (3,090,364)    (1,038,947)    (1,175,007)
                                                              ----------     ----------     ----------
Cash flows from financing activities:
     Treasury stock transactions of pooled entities ......       129,918         59,054        (62,853)
     Repayment of long-term debt .........................          --             --          (80,000)
     Exercise of stock options ...........................        72,938           --          630,629
     Proceeds from issuance of common stock ..............          --             --          229,524
     Dividends paid ......................................    (1,098,915)      (839,201)      (786,644)
                                                              ----------       --------       --------
          Net cash used in financing activities ..........      (896,059)      (780,147)       (69,344)
                                                                --------       --------        -------
     Net change in cash ..................................      (688,984)      (451,733)      (198,630)
     Cash at beginning of year ...........................     1,081,780      1,533,513      1,732,143
                                                               ---------      ---------      ---------
     Cash at end of year .................................   $   392,796      1,081,780      1,533,513
                                                             ===========      =========      =========


NOTE 16.  QUARTERLY OPERATING RESULTS (UNAUDITED)

     The following is a summary of the unaudited condensed consolidated quarterly operating results of FLAG for the years ended December 31, 1998 and 1997 (amounts in thousands):

                                                1998                                      1997
                                                ----                                      ----
                                            Quarter ended                             Quarter ended
                                Dec. 31   Sept. 30    June 30  March 31   Dec. 31  Sept. 30   June 30   March 31
                                -------   --------    -------  --------   -------  --------   -------   --------
Interest income .............   $11,109     11,189     11,129    10,844    11,030     9,787     8,998     8,914
Interest expense ............     5,488      5,600      5,486     5,322     5,183     4,857     4,368     4,216
                                  -----      -----      -----     -----     -----     -----     -----     -----
Net interest income .........     5,621      5,589      5,643     5,522     5,847     4,930     4,630     4,698
Provision for loan losses ...     2,621        252        257       252       684       259       344       309
                                  -----        ---        ---       ---       ---       ---       ---       ---
Net interest income after
  provision for loan losses .     3,000      5,337      5,386     5,270     5,163     4,671     4,286     4,389
Noninterest income ..........     1,910      1,724      1,728     2,386     1,553     1,708     1,258     1,625
Noninterest expense .........     6,758      6,754      5,447     5,519     5,808     4,594     4,195     3,926
                                  -----      -----      -----     -----     -----     -----     -----     -----
Earnings (loss) before
  income taxes ..............    (1,848)       307      1,667     2,137       908     1,785     1,349     2,088
Provision (benefit) for
  income taxes ..............      (758)       (46)       453       654       294       497       377       652
                                   ----        ---        ---       ---       ---       ---       ---       ---
Net earnings (loss) .........   $(1,090)       353      1,214     1,483       614     1,288       972     1,436
                                =======        ===      =====     =====       ===     =====       ===     =====
Net earnings (loss) per share   $  (.17)       .05        .19       .23       .09       .20       .15       .22
                                =======        ===        ===       ===       ===       ===       ===       ===
Weighted average
  shares outstanding ........     6,560      6,556      6,552     6,533     6,524     6,525     6,517     6,516


NOTE 17.  FAIR  VALUE OF FINANCIAL INSTRUMENTS

     FLAG is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of FLAG's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of FLAG or its subsidiary, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by FLAG since purchase, origination or issuance.

     Cash and Cash Equivalents and Interest-Bearing Deposits

     For cash, due from banks, Federal funds sold and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

     Securities Held-to-Maturity and Securities Available-for-Sale

     Fair    values   for    securities    held-to-maturity    and    securities
available-for-sale are based on quoted market prices.

     Other Investments

     The carrying value of other investments approximates fair value.

     Loans and Mortgage Loans Held for Sale

     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

     Mortgage Servicing Rights

     Fair value of mortgage servicing rights is determined by estimating the present value of the future net servicing income, on a disaggregated basis, using anticipated prepayment assumptions.

     Cash Surrender Value of Life Insurance

     The carrying value of cash surrender value of life insurance approximates fair value.

     Deposits

     The fair value of demand deposits, savings accounts, NOW accounts, certain money market deposits, advances from borrowers and advances payable to secondary market is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Federal Funds Purchased

     For Federal funds purchased, the carrying amount is a reasonable estimate of fair value.

     Advances from the Federal Home Loan Bank

     The fair value of the FHLB fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

     Commitments to Originate First Mortgage Loans, Commitments to Extend Credit and Standby Letters of Credit

     Because commitments to originate first mortgage loans, commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

Limitation

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time FLAG's entire holdings of a particular financial instrument. Because no market exists for a significant portion of FLAG's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, deferred income taxes, premises and equipment and purchased core deposit intangible. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     The  carrying  amount  and  estimated  fair  values  of  FLAG's   financial
instruments at December 31, 1998 and 1997 are as follows:

                                                     1998                     1997
                                                     ----                     ----
                                         Carrying      Estimated       Carrying      Estimated
                                          Amount       Fair Value       Amount       Fair Value
                                          ------       ----------       ------       ----------
Assets:
     Cash and cash equivalents ....   $ 48,576,090     48,576,090     29,072,230     29,072,230
     Interest-bearing deposits ....      1,695,167      1,695,167      3,168,353      3,168,353
     Investment securities ........     76,526,307     76,652,565     89,092,385     89,150,550
     Other investments ............      6,382,443      6,382,443      5,933,543      5,933,543
     Mortgage loans held for sale .      5,941,739      5,941,739      3,841,678      3,841,678
     Loans, net ...................    377,359,122    378,406,348    348,773,865    350,283,093
     Mortgage servicing rights ....      1,683,291      1,683,291      1,174,292      1,174,292
     Cash surrender value of
      life insurance ..............      4,241,531      4,241,531      3,864,612      3,864,612
Liabilities:
     Deposits .....................    446,798,325    448,387,104    412,454,138    413,865,828
     Federal funds purchased ......           --             --          170,000        170,000
     Advances from the Federal
      Home Loan Bank ..............     48,398,478     47,118,704     47,798,059     47,087,598
Unrecognized financial instruments:
     Commitments to extend credit .     75,617,000     75,617,000     59,594,000     59,594,000
     Standby letters of credit ....        767,000        767,000      1,486,000      1,486,000


     NOTE 18. SUBSEQUENTEVENTS On February 23, 1999, FLAGannounced the signing of a letter of intent to merge with First Hogansville Bankshares, Inc. ("FHB") and on March 12, 1999, FLAGannounced the signing of a letter of intent to merge with Thomaston Federal Savings Bank ("TFSB"). FHB is a one bank holding company based in Hogansville, Georgia with assets totaling approximately $31 million. TFSB is a thrift based in Thomaston, Georgia with assets totaling approximately $53 million. These mergers are subject to the approval of applicable regulatory authorities and shareholders and are expected to be accounted for as pooling of interests. FLAG is expected to issue approximately 1.7 million additional shares of its common stock in connection with these mergers.

Corporate Information

Corporate Headquarters
FLAG Financial Corporation
101 North Greenwood Street
LaGrange, Georgia  30240
(706) 845-5001

Corporate Mailing Address
FLAG Financial Corporation
P.O. Box 3007
LaGrange, Georgia  30241

Notice of 1999 Annual Meeting
The Annual Meeting of Shareholders of FLAG Financial Corporation will be held on Wednesday, April 21, 1999 at 2:00 p.m. at the Corporate Headquarters, 101 North Greenwood Street, LaGrange, Georgia.

Independent Auditors
Porter Keadle Moore, LLP
235 Peachtree Street
Suite 1800
Atlanta, Georgia  30303

Legal Counsel
Powell, Goldstein, Frazer
& Murphy LLP
Sixteenth Floor
191 Peachtree Street, N.E.
Atlanta, Georgia  30303

Shareholder  Services
Shareholders who desire to change the name, address or ownership of FLAG Common Stock, to report lost certificates or to consolidate accounts should contact the Transfer Agent:

Reliance Trust Company
Investor Services
3384 Peachtree Road, Suite 900
Atlanta, Georgia  30326
(770) 938-6400
(800) 241-5568

Stock Exchange Listing
FLAG Financial Corporation
Common Stock is traded and
quoted on The Nasdaq Stock Market under the symbol "FLAG."

Shareholders of Record
FLAG Financial Corporation had 6,560,004 shares of Common Stock outstanding and 858 shareholders of record as of December 31, 1998.

Investor Relations
Shareholders, analysts, investors, the news media and others desiring a copy of the FLAG Financial Corporation 1998 Annual Report or 1998 Annual Report on Form 10-K as filed with the Securities and Exchange Commission, supplemental quarterly information or general information about the Company may obtain such information without charge by contacting:

FLAG Financial Corporation
Investor Relations Department
101 North Greenwood Street
LaGrange, Georgia  30240
(706) 845-5140

Market Makers
Herzog, Heine, Geduld, Inc.
525 Washington Boulevard
Newport Tower
10th Floor
Jersey City, New Jersey  07310

Interstate/Johnson Lane Corporation
121 West Trade Street
Interstate Tower - 12th Floor
Charlotte, North Carolina  28789

Morgan Keegan & Company, Inc.
50 Front Street
15th Floor
Memphis, Tennessee  38103

The Robinson-Humphrey
Company, Inc.
3333 Peachtree Road, N.E.
11th Floor
Atlanta, Georgia  30326

Sterne, Agee & Leach, Inc.
950 East Paces Ferry Road
Suite 1580
Atlanta, Georgia  30326

Dividend Payment Dates
Subject to approval of the Board of Directors, quarterly dividend payments are made on the first business day of January, April, July and October.

Dividend Reinvestment and Stock Purchase Plan
FLAG Financial Corporation offers a Dividend Reinvestment Plan for automatic reinvestment of dividends in the Common Stock of the Company. FLAG Common Stock may also be purchased with optional cash payments. In order to purchase stock by making optional cash payments, shareholders must be participants in the FLAG Dividend Reinvestment Plan.

For more information concerning this convenient and economical way to purchase additional Common Stock and to receive a brochure describing the plan and an authorization card, contact:

FLAG Financial Corporation
Investor Relations Department
101 North Greenwood Street
LaGrange, Georgia  30240
(706) 845-5140

Stock Prices and Dividends

The following table sets forth the high and low closing sales prices of the Company's Common Stock, as reported by Nasdaq, for each quarter for the past two fiscal years and the cash dividends per share of the Common Stock paid by the Company during such fiscal quarters.

                                               Cash
                                             Dividends
Quarter Ended           High         Low     Per Share
-------------           ----         ---     ---------
March 31, 1997          $8.67       $6.83     $0.04
June 30, 1997           $9.75       $7.50     $0.03
September 30, 1997      $11.00      $9.33     $0.03
December 31, 1997       $14.33     $11.00     $0.03

March 31, 1998          $14.33     $11.92     $0.04
June 30, 1998           $19.00     $12.67     $0.05
September 30, 1998      $19.38     $12.75     $0.05
December 31, 1998       $14.63     $10.25     $0.06

High and low closing sales prices and cash dividends per share reflect adjustment for the 3-for-2 stock split paid June 3, 1998.

                               Inside Back Cover

101 North Greenwood Street
LaGrange, Georgia  30240
(706) 845-5001
Fax (706) 845-5156


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